As Filed Pursuant to Rule 424(b)(3)
Registration Statement 333-122633

PROSPECTUS

10,271,341 Shares

MDU COMMUNICATIONS INTERNATIONAL, INC.

Common Stock

MDU COMMUNICATIONS INTERNATIONAL, INC.
60-D Commerce Way
Totowa, New Jersey 07512
(973) 237-9499

We have prepared this prospectus to allow certain Selling Stockholders to sell up to 10,271,341 shares of our common stock ("Selling Stockholders"), which the Selling Stockholders currently hold (6,063,440 shares) or may acquire upon the exercise of warrants to purchase shares of our common stock (exchangeable for 4,207,901 shares, including 1,212,363 shares of common stock previously registered in Registration Statement No. 333-108299, 873,334 shares of common stock previously registered in Registration Statement No. 333-11877 and 2,122,204 shares of common stock not previously registered). See page 31 of this prospectus for the names of the Selling Stockholders.

We are registering these shares by filing a registration statement with the Securities and Exchange Commission using a "Shelf" registration process. This process allows the Selling Stockholders to sell their common stock over a period of time in varying amounts as described under "Plan of Distribution" on page 34 of this Prospectus.

We will receive no proceeds from the sale of any of our common stock by the Selling Stockholders. We will receive the proceeds from the Selling Stockholders' exercise of warrants. However, the Selling Stockholders are under no obligation to exercise the warrants or options.

Our shares are quoted on the OTC Bulletin Board under the symbol "MDTV."

INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS"
BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is March 22, 2005

Except as otherwise required by the context, all references in this prospectus to "we," "us, "our," or "Company" refer to the consolidated operations of MDU Communications International, Inc., a Delaware corporation, and its wholly owned subsidiaries, MDU Communications Inc., a Canadian corporation, and MDU Communications (USA) Inc., a Washington corporation.

PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the section entitled "Risk Factors," and our Consolidated Financial Statements and the related Notes to those statements included in this prospectus. This prospectus contains certain forward-looking statements. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed in this prospectus. See "Cautionary Note Regarding Forward-Looking Statements."

Our Business

We concentrate exclusively on delivering state-of-the-art digital satellite television and high-speed Internet solutions to the United States multi-dwelling unit ("MDU") residential market—estimated to include 26 million residences. MDUs include apartment buildings, condominiums, gated communities, universities, nursing homes, hospitals, hotels, motels and other properties having multiple units located within a defined area. We seek to differentiate ourselves from other service providers through a unique strategy of balancing the information and communication needs of today's MDU residents with the technology concerns of MDU property managers and owners and providing the best overall service to both. To accomplish this objective, we have partnered with such groups as DIRECTV, Inc. and Cisco Systems, Inc. and have been working with large property owners and real estate investment trusts (REITs) such as AvalonBay Communities, Trammell Crow Residential, Roseland Property Company, KSI Services, as well as many others, to understand and meet the technology needs of these groups.

We earn our revenue through the sale of digital satellite television programming and high-speed Internet services to owners and residents of MDUs. We negotiate long-term access agreements with the owners and managers of MDU properties allowing us the right to provide digital satellite television and high-speed Internet services, and potentially other services, to their residents.

Our common stock trades under the symbol "MDTV" on the OTC Bulletin Board. Our principal executive offices are located at 60-D Commerce Way, Totowa, New Jersey 07512 and our telephone number is (973) 237-9499. Our website is located at www.mduc.com.

The Offering

Common Stock Offered by Selling Stockholders:	10,271,341

Common Stock Outstanding before this Offering (as of	49,610,803
March 10, 2005) including the 6,063,440 shares of the issued and outstanding stock being offered by the Selling Stockholders

Common Stock Outstanding after this Offering (assumes all	53,818,704
4,207,901 warrants for stock offered hereby are exercised)

Common Stock to be Outstanding after this Offering:	57,479,668
(assumes all currently issued and outstanding warrants and
options (as of March 10, 2005) are exercised)

Use of Proceeds from Sale of Common Stock:	We will not receive any proceeds from the sale of the shares of our Common Stock offered by the Selling Stockholders.

Use of Proceeds from Exercise of Warrants:	We will receive the exercise price of any warrants that are
exercised by the Selling Stockholders. We intend to use
any proceeds from exercise of warrants for working
capital and general corporate purposes.

NASD OTC Bulletin Board Symbol:	MDTV

Risk Factors

Potential investors should carefully consider the risk factors set forth under the caption "Risk Factors" beginning on Page 4 and the other information included in this prospectus prior to purchasing our common stock. An investment in our common stock involves a high degree of risk. We have a limited operating history, have experienced losses since inception and, only recently, have achieved positive operating cash flow. Our operations are dependent on the viability of our unproven business model, our relationships with strategic partners and key vendors, and the availability of additional capital. See "Risk Factors" for a description of these and other risks.

Summary Financial Data

The following summary financial information was derived from our historical consolidated financial statements. You should read this information in conjunction with the Consolidated Financial Statements and the related Notes, and the discussion in "Management's Discussion and Analysis or Plan of Operation," contained elsewhere in this prospectus.

	Year Ended September 30,		Three Months Ended December 31,

	2004	2003	2004		2003
Consolidated Statements of Operations Data:
Revenues	$4,490,235	$4,124,394		$1,899,071		$870,052
Operating expenses	$9,451,412	$6,033,043		$3,708,646		$2,966,377
Gain on sale of customers	$—	$869,259	$		$
Gain on settlement of accounts payable	$33,840	$175,011	$		$
Loss on extinguishment of notes payable	$—	$(174,472)	$		$
Interest expense	$(2,755,115)	$(998,659)		$(2,010)		$(255,985)
Minority Interest	$—	$(84,943)	$		$
Other	$(32,181)	$—		$—		$(27,739)
Net loss	$(7,666,600)	$(2,117,707)		$(1,712,788)		$(2,377,366)
Basic and diluted loss per common share	$(0.20)	$(0.09)		$(0.04)		$(0.08)
Weighted average common shares outstanding	37,607,929	22,788,924		$45,300,436		$31,626,321

Consolidated Balance Sheet Data:
Total assets	$15,696,476	$6,393,961		$30,628,247
Total liabilities	$1,925,612	$1,950,761		$2,227,536
Total stockholders' equity	$13,770,864	$4,443,200		$28,400,711

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information set forth in this prospectus before you decide to buy our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

We May Be Unable To Meet Our Future Capital Expansion Requirements.

We may require additional capital to finance expansion or growth at levels greater than our current business plan. Because of the uncertainties in raising additional capital, there can be no assurance that we will be able to obtain the necessary capital to finance our growth initiatives. Insufficient capital will require us to delay or scale back our proposed development activities.

We Have Incurred Losses Since Inception And May Incur Future Losses.

To date, we have not shown a profit in our operations. As of our quarter ended December 31, 2004, we have accumulated net losses of approximately $26,700,000. We do not expect to have profitable operations until sometime in fiscal 2005 or after, and we cannot assure that we will ever achieve or attain profitability. If we cannot achieve operating profitability, we may not be able to meet our working capital requirements, which could have a material adverse effect on our business and may impair our ability to continue as a going concern.

We Have A Limited Operating History.

We commenced operations in August 1998 and were not active in the U.S. market until May of 2000. Accordingly, we have a limited operating history and our business strategy may not be successful. Our failure to implement our business strategy or an unsuccessful business strategy could materially adversely affect our business, financial condition and operating losses.

We Depend Upon Our Relationship With DIRECTV.

On September 29, 2003, we entered into a new System Operator Agreement with DIRECTV to install and maintain distribution systems in MDU properties. Under our agreement with DIRECTV, we may not maintain or market direct-to-home satellite broadcast services (our set-top box service) for others. Consequently, we are partially dependent upon DIRECTV for certain programming. During the fiscal year ended September 30, 2004, revenues from DIRECTV were 24% of our total revenues. DIRECTV is not required to use us on an exclusive basis for marketing its programming to MDUs. Our contract with DIRECTV can be terminated under various circumstances, including, in particular an uncured material breach of the contract by us. Any such termination may have material affect on our business.

Because we are an intermediary for DIRECTV, events we do not control at DIRECTV could adversely affect us. One of the most important of these is DIRECTV's ability to provide programming that appeals to mass audiences. DIRECTV generally does not produce its own programming; it purchases programming from third parties. DIRECTV's success - and accordingly ours - depends in large part on its ability to select popular programming sources and acquire access to this programming on favorable terms. We have no control or influence over this. If DIRECTV is unable to retain access to its current programming, we cannot assure you that DIRECTV would be able to obtain substitute programming, or that such substitute programming would be comparable in quality or cost to its existing programming. If DIRECTV is unable to continue to provide desirable programming, we would be placed at a competitive disadvantage and may lose subscribers and revenues. Additionally, any potential sale of DIRECTV, as a company, may have a material affect on our business.

We Could Face Increased Competition.

We face competition from others who are competing for a share of the MDU subscriber base, including other satellite companies, other DIRECTV system operators, cable companies and off-air broadcasters. Also, DIRECTV itself could corporately focus on MDUs. Other companies with substantially greater assets and operating histories could enter this market. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and devote greater resources to develop, promote and sell their products or services. In addition, increased competition could result in reduced subscriber fees, reduced margins and loss of market share, any of which could harm our business. We cannot assure that we compete successfully against current or future competitors, many of which have substantially more capital, existing brand recognition, resources and access to additional financing. All of these competitive pressures may result in increased market costs, or loss of market share or otherwise may materially and adversely affect our business, results of operations and financial condition.

Cable television operators have a large, established subscriber base, and many cable operators have significant investments in, and access to, programming. One of the competitive advantages of Direct Broadcast Satellite ("DBS") providers is their ability to provide subscribers with more channels and a better quality digital signal than traditional analog cable television systems. Many cable television operators have made significant investments to upgrade their systems from analog to digital, significantly increasing the number and variety of channels and the quality of the transmission they can provide to their subscribers. As a result of these upgrades, cable television operators have become better able to compete with DBS providers. If competition from cable television operators should increase in the future, we could experience a decrease in our number of subscribers or increased difficulty in obtaining new subscriptions.

Our Management and Operational Systems Might Be Inadequate to Handle Our Potential Growth.

We are experiencing rapid growth that could place a significant strain upon our management and operational systems and resources. Failure to manage our growth effectively could have a material adverse effect upon our business, results of operations and financial condition and could force it to half our planned continued expansion, causing us to lose our opportunity to gain significant market share. Our ability to compete effectively as a provider of digital satellite television and high-speed Internet products and services and to manage future growth will require us to continue to improve our operational systems, our organization and our financial and management controls, reporting systems and procedures. We may fail to make these improvements effectively. Additionally, our efforts to make these improvements may divert the focus of our personnel.

We must integrate our key executives into a cohesive management team to expand our business. If new hires perform poorly, or if it is unsuccessful in hiring, training and integrating these new employees, or if it is not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to increase our operational and financial systems, procedures and controls. This is a special challenge when we acquire new operations with different systems. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. We may not be able to effectively manage such growth, and failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our Business Could Be Adversely Affected If It Fails To Integrate Our Acquisitions Successfully.

During the fiscal year ended September 30, 2004, we consummated the acquisition of Direct Satellite, Inc. ("DSI") and PCM Acquisitions Corp. ("PCM"). In addition, we may engage in one or more smaller acquisitions in order to address potential growth in our subscriber base. We may not be able to successfully integrate the acquired businesses or any potential future acquired businesses into our existing business in a timely and non-disruptive manner or at all. We may have to devote a significant amount of time and resources to do so. Even with this investment of time and resources, the acquisitions may not produce the revenues, earnings or business synergies that we anticipate. If we fail to integrate the acquired business effectively or if key employees of that business leave, the anticipated benefits of the acquisitions would be jeopardized. The time, capital, management and other resources spent on an acquisition that fails to meet our expectations could cause our business and financial condition to be materially and adversely affected. Additionally, acquisitions can involve non-recurring charges and impairment of significant amounts of goodwill that could adversely affect our results of operations. We cannot be certain that we will successfully address any of these risks. If we fail to manage these early stage risks successfully, current evaluations of our business and prospects may prove to be inaccurate.

We Depend On Key Personnel To Maintain Our Success.

Our success depends substantially on the continued services of our executive officers and key employees, in particular, Sheldon Nelson, and certain other executive officers. The loss of the services of any of our key executive officers or key employees could harm our business. None of our key executive officers or key employees currently has a contract that guarantees their continued employment by us. There can be no assurance that any of these persons will remain employed by us or that these persons will not participate in businesses that compete with us in the future.

Our Corporate Governance-related Infrastructure is Limited

At present, our President and Chief Executive Officer, Sheldon Nelson, is also acting as our Chief Financial Officer. Accordingly, Mr. Nelson is required to devote attention to both positions, thereby diverting attention from his position as CEO. Further, because both the CEO and CFO positions are currently held by a single person, outside of the Board of Directors and the audit committee, no independent oversight of the CEO or the CFO function currently exist within our management structure. In addition, although we are in the process of developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring the implementation of the corporate governance guidelines, to date we do not yet have an Audit Committee Expert. We intend to be Sarbanes-Oxley compliant by the end of fiscal 2006.

The Market For Our Products And Service Are Subject To Technological Change.

The market for digital satellite television and high-speed Internet products and services is characterized by rapid change, evolving industry standards and frequent introductions of new technological developments. These new standards and developments could make our existing or future products or services obsolete. Keeping pace with the introduction of new standards and technological developments could result in additional costs or prove difficult or impossible. The failure to keep pace with these changes and to continue to enhance and improve the responsiveness, functionality and features of our services could harm our ability to attract and retain users.

System Disruptions Could Affect Us.

Our ability to attract and retain subscribers depends on the performance, reliability and availability of our services and infrastructure. We may experience periodic service interruptions caused by temporary problems in our own systems or in the systems of third parties upon whom we rely to provide service or support. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems and interrupt our services. Service disruptions could adversely affect our revenue and, if they were prolonged, would seriously harm our business and reputation. We do not carry business interruption insurance to compensate for losses that may occur as a result of these interruptions. Any of these problems could adversely affect our business. If any of the DIRECTV satellites are damaged or stop working partially or completely, although DIRECTV has a contingency satellite plan, DIRECTV may not be able to continue to provide our subscribers with programming services. We would in turn likely lose subscribers, which could materially and adversely affect our operations and financial performance. DBS technology is highly complex and is still evolving. As with any high technology product or system, it may not function as expected.

We May Be Affected By United States Participation In A War Or Military Or Other Actions; We May Be Affected By International Terrorism.

Involvement in a war or other military action or acts of terrorism may cause significant disruption to commerce throughout the world. To the extent that such disruptions result in 1) delays or cancellations of customer orders, 2) a general decrease in consumer spending on video broadcast and information technology, 3) our inability to effectively market and distribute our products, or 4) our inability to access capital markets, our business and results of operations could be materially and adversely affected. We are unable to predict whether the involvement in a war or other military action will result in any long term commercial disruptions or if such involvement or responses will have any long term material adverse effect on our business, results of operations, or financial condition.

We May Issue Preferred Stock and Common Stock in the Future.

Our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any vote or action by our common stockholders. The rights of the holders of the common stock will be subject to, and could be materially adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with corporate purposes, could have the effect of delaying, deferring or preventing a change in control, discouraging tender offers for the common stock, and materially adversely affecting the voting rights and market price of the common stock.

Our certificate of incorporation authorizes the issuance of 70,000,000 shares of common stock. The future issuance of all or part of the remaining authorized common stock may result in dilution in the percentage of our common stock held by our existing stockholders. Also, any stock we sell in the future may be valued on an arbitrary basis by us, and the issuance of shares of common stock for future services, acquisitions or other corporate actions may have the effect of diluting the value of the shares held by existing shareholders.

Provisions in Our Charter Documents and Delaware law Could Prevent Or Delay A Change In Control, Which Could Reduce The Market Price Of Our Common Stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Pursuant to our certificate of incorporation we have a staggered Board of Directors whereby the directors are elected to serve three-year terms, are separated into three classes and each class is elected in a different year. The staggered Board of Directors may prevent or frustrate stockholder attempts to replace or remove current Board members as they will have to wait until each class of directors is up for election before directors can be voted out of office. Our certificate of incorporation authorizes the issuance of up to 5,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by the Board of Directors. The Board of Directors may, without shareholder approval, issue preferred stock with dividends, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. The ability of the Board to issue preferred stock may prevent or frustrate shareholder attempts to replace or remove current management. In addition, certain provisions of Delaware law may discourage, delay or prevent someone from acquiring or merging with us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Absence of dividends on Common Stock.

We have never declare or paid any dividends on our common stock. The declaration and payment in the future of any cash or stock dividends on our common stock will be at the discretion of our Board of Directors and will depend upon a variety of factors, including our ability to service our outstanding indebtedness, if any, and to pay dividends on securities ranking senior to the common stock, our future earnings, if any, capital requirements, financial condition and such other factors as our Board of Directors may consider to be relevant from time to time. Our earnings, if any, are expected to be retained for use in expanding our business. Accordingly, we do not expect to declare or pay any dividends on our common stock in the foreseeable future.

The Price Of Our Securities May Be Volatile And Subject To Wide Fluctuations.

The market price of our securities may be volatile and subject to wide fluctuations. If our revenues do not grow or grow more slowly than it anticipates, or, if operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our securities could decline. If securities analysts alter their financial estimates of our financial condition it could effect the price of our securities. Some other factors that could affect the market price of our securities include announcements of new product or service offerings, technological innovations and competitive developments. In addition, if the market for stocks in our industry or the stock market in general experiences a loss in investor confidence or otherwise fails, the market price of our securities could fall for reasons unrelated to our business, results of operations and financial condition. The market price of our stock also might decline in reaction to conditions, trends or events that affect other companies in the market for digital satellite television and high-speed Internet products and services even if these conditions, trends or events do not directly affect us. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

The Public Trading Market For Our Common Stock Is Limited And May Not Be Developed Or Sustained.

There is a limited trading market for our common stock. Our common stock has been traded under the symbol "MDTV" on the Over The Counter Bulletin Board, a NASDAQ-sponsored and operated inter-dealer automated quotation system for equity securities. There can be no assurance that an active and liquid trading market will develop or, if developed that it will be sustained.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "the Company believes," "management believes" and similar language. The forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions, including those set forth in the discussion under "Risk Factors" described in that section, and "Management's Discussion and Analysis or Plan of Operation." Our actual results may differ materially from results anticipated in these forward-looking statements. We base our forward-looking statements on information currently available to us, and we assume no obligation to update them, whether as a result of new information, future events or otherwise after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds upon the sale of the shares by the Selling Stockholders.

We will receive the exercise price of the warrants that are exercised by the Selling Stockholders. Assuming exercise of all the Selling Stockholders' warrants for shares of common stock offered hereby, the gross proceeds to us would be $9,103,223. We intend to use any proceeds from exercise of the warrants for working capital and general corporate purposes.

PRICE RANGE OF COMMON STOCK

Our common stock is not traded on a national securities exchange or the NASDAQ Stock Market. It has been quoted on the OTC Bulletin Board under the symbol "MDTV" since December 2, 1998. The range of the high and low bid prices on the on the OTC Bulletin Board during each fiscal quarter as reported by Bloomberg, L.P., is as follows:

	High	Low
Quarter Ended	Fiscal Year 2005
December 31, 2004	$3.50	$2.40
Quarter Ended	Fiscal Year 2004
September 30, 2004	$2.60	$2.15
June 30, 2004	3.01	1.98
March 31, 2004	3.05	1.75
December 31, 2003	2.01	0.71
Quarter Ended	Fiscal Year 2003
September 30, 2003	$0.84	$0.41
June 30, 2003	0.55	0.22
March 31, 2003	0.31	0.17
December 31, 2002	0.34	0.15

These quotations are in U.S. Dollars and reflect the inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of March 10, 2005, the Company had 137 holders of record of our shares of common stock, with an approximate total of 2,000 shareholders.

"PENNY STOCK" RULES

Our common stock is a "penny stock" which is subject to Rule 15g-9 under the Securities Exchange Act of 1934. It is considered penny stock because it is not listed on a national exchange or NASDAQ, our bid price is below $5.00 per share, has net tangible assets of less than $5,000,000, and average annual revenue has not exceeded $6,000,000 in the past three years.

As a result, broker-dealers must comply with additional sales practices requirements. Broker-dealers must determine that the investment is suitable for the buyer and receive the buyer's written agreement to the transaction before they can sell the Company's common stock to buyers who are not the broker-dealer's established customers or institutional accredited investors. In addition, broker-dealers must deliver to the buyer before the transaction a disclosure schedule which explains the penny stock market and our risks, discloses the commissions to be paid to the broker-dealer, discloses the stock's bid and offer quotations, and discloses if the broker-dealer is the sole market maker in the stock.

DIVIDEND POLICY

We have not paid any cash dividends and we do not anticipate that we will pay cash dividends on our common stock in the foreseeable future. Payment of cash dividends is within the discretion of our Board of Directors and will depend, among other factors, upon our earnings, financial condition and capital requirements. There are no restrictions on the payment of dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes, which are included herein. This report contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those indicated in the forward-looking statements. See "Forward-Looking Statements"

Overview

MDU Communications International, Inc. concentrates exclusively on delivering state-of-the-art digital satellite television and high-speed Internet solutions to the United States MDU residential market, estimated to include 26 million residences. MDUs include apartment buildings, condominiums, gated communities, universities, nursing homes, hospitals and other properties having multiple units located within a defined area. We seek to differentiate ourselves from other service providers through a unique strategy of balancing the information and communication needs of today’s MDU residents with the technology concerns of property managers and owners and providing the best overall service to both. To accomplish this objective, we have partnered with DIRECTV, Inc. and have been working with large multi-family property owners and real estate investment trusts (“REITs”) such as AvalonBay Communities, Trammell Crow Residential, Roseland Property Company, KSI Services, The Related Companies, as well as many others, to understand and meet the technology needs of these groups.

The Company earns its revenue through the sale of digital satellite television programming and high-speed Internet services to owners and residents of MDUs. We negotiate long-term access agreements with the owners and managers of MDU properties allowing us the right to provide digital satellite television and high-speed Internet services, and potentially other services, to their residents, resulting in monthly annuity-like revenue streams. We offer two types of satellite television service. First, we offer DBS, which uses an in-suite set-top digital receiver for residents to receive state-of-the-art digital satellite and local channel programming. For DBS, we exclusively offer DIRECTV programming packages.  From our DBS offerings we receive the following revenue; (i) a substantial upfront subscriber commission from DIRECTV for each new subscriber, (ii) a percentage of the fees charged by DIRECTV to the subscriber each month for programming, (iii) a per subscriber monthly digital access fee we bill subscribers for rental of the set-top box and connection to the property satellite network system, and (iv) occasional other marketing incentives from DIRECTV. Second, we offer a Private Cable video service, where analog or digital satellite television programming can be tailored to the needs of an individual property and received through normal cable-ready televisions. Our net revenues from Private Cable result from the difference between the wholesale prices charged to us by programming providers and the price we charge subscribers for the private cable programming package. We provide the DBS and Private Cable services on an individual subscriber basis, but in many properties we provide these services in bulk, directly to the property owner, resulting in one invoice and thus minimizing churn, collection and bad debt exposure. From subscribers to our Internet service, we earn a monthly Internet access service fee.  Again, in many properties, we provide this service in bulk.

Fiscal 2004 was a year of significant accomplishment for the Company and this success has continued through the first quarter of Fiscal 2005. The Company further solidified its financial future by closing a $16.25 million private equity placement financing on November 24, 2004 to accelerate its growth plan. Sold to accredited investors only, the Company offered up to 6,063,440 units, consisting of one share of common stock and three-tenths of one three-year warrant to purchase one share of common stock at an exercise price of $3.40. The Company closed on all 6,063,440 units at a per unit price of $2.68, for $16,250,000 in gross proceeds. After payment of fees and expenses, the Company received net proceeds of just over $15.0 million. CRT Capital Group LLC acted as placement agent for the financing.

The two recent expansion territories for the Company of the Midwest and the Southeast have taken hold and are beginning to provide growth. With the addition of the Direct Satellite, Inc. acquisition in the third quarter of Fiscal 2004 and the signing of office space at 3825 N. Elston Ave., Chicago, Illinois, the Company now services 6,076 subscribers in the metropolitan Chicago area as of December 31, 2004. The Company has expanded its backlog to approximately 23,020 units, of which 4,667 units are work in process (“WIP”). The acquisition by the Company of South Florida’s PCM Acquisitions Corp. in the fourth quarter of Fiscal ’04 provided a critical component to an effective launch in this market. In January 2005, the Company signed a lease for office space at 2577 SW 66th Terrace, Davie, Florida and the office currently serves 4,709 subscribers in the Southeast as of December 31, 2004. The Company has expanded its backlog in the market to approximately 37,347 units, of which 1,153 units are in WIP. To accelerate growth in the Northeast, the Company opened a satellite office in December 2004 in Rockville, Maryland to serve the Washington, DC and Virginia markets. The Company has added personnel devoted to the design and installation of systems in all three of its major markets. Both the Midwest and Southeast offices are currently negotiating large portfolio deployment agreements that will have a substantial impact on the number of subscribers these offices service over the coming quarters.

During the first quarter of fiscal 2005, the Company ventured into the military segment of the multi-dwelling unit market and signed significant long-term access agreements to provide services to the Fort Ord, La Mesa Village and Fort Belvoir military family communities, representing a minimum 3,300 total units over the life of the agreements. All three of these large military family communities were primarily in the construction phase during the first quarter and are likely to produce significant subscriber growth over the next few quarters.

The first quarter of 2005, effective as of November 15, 2004, also brought an important new video offering to the Company. In late December 2004, the Company executed an addendum to the agreement with DIRECTV, Inc. to deploy a new satellite video program developed specifically for the multi-dwelling unit market. The Company believes that this new program, the Bulk/Choice Advantage, will dramatically increase penetration rates in multi-family properties and will also significantly increase its revenues from high-speed Internet services as the Company bundles high-speed with the Bulk/Choice Advantage program to be offered in the growing backlog of bulk and exclusive properties. Early feedback has been positive from property owners who like the added choices being provided to residents, as well as from subscribers who enjoy the ease and low cost of upgrading their video service from a basic Private Cable service to fully digital DIRECTV® programming.

The Company’s overall growth in the first quarter of 2005 was solid. As of December 31, 2004, the Company had a total of 26,097 subscribers to its services in approximately 343 properties, compared to 24,738 total subscribers as of September 30, 2004 and 13,200 total subscribers on December 31, 2003. More importantly, as of December 31, 2004, the Company reported a backlog of 129,474 units in 417 properties. The Company defines its backlog as (i) the number of units within properties that are currently being installed with systems (WIP), (ii) units under executed access agreement in properties where work in progress has not yet begun, (iii) units in properties where we have an executed letter of intent, and (iv) units in properties where we are completing our economic and technical due diligence to determine on what terms we would proceed, but with a reasonable expectation to proceed. The Company’s actual WIP at December 31, 2004 involved 26,819 units in 90 properties.

During the quarter ended December 31, 2004, the Company made enhancements to its organizational structure in order to accelerate its conversion rate. The conversion rate is the speed at which the Company moves organic properties through the backlog cycle, and particularly the WIP phase, to final customer activation. On a temporary basis, the conversion rate was slightly reduced due to the Company’s decision to deploy existing resources to converting recently acquired Private Cable systems to DIRECTV services in its expansion markets, such conversion contributed no net new subscribers, but does result in an increase in the average revenue per subscriber and longer term revenue streams. On a longer term and more fundamental level, the slightly reduced expected conversion rate was mainly due to the fact that the Company ramped up its sales team for growth (in order to create a backlog and a WIP) prior to undertaking the expense of ramping up its operation and construction team. While this is a necessary long-term growth strategy given the property sales cycle, in the short term it resulted in a slight decrease in the conversion rate. To increase this conversion rate, the Company has divided its operations group each into two separate departments - operations and construction/deployment. In December 2004, the Company added a Vice President of Engineering and Construction to oversee deployment across all of its markets. Additionally, the Company separated its sales and marketing group into two separate departments and added a Vice President of Direct Sales. The marketing group, led by Patrick Cunningham, will be responsible for negotiating access agreements and leading new business development efforts. The direct sales group is responsible for sales and installations in properties once construction is complete. The Company believes that these changes, in addition to an increase in the number of employees in the operations and engineering and construction departments will greatly increase deployment this upcoming quarter.

Financially, at December 31, 2004, the Company had cash and cash equivalents of $18,464,398. Its revenues for the quarter ended December 31, 2004 were $1,899,071, an increase of 118% over revenues of $870,052 during the quarter ended December 31, 2003.  For the quarter ended December 31, 2004, the Company reports negative earnings before interest, taxes, depreciation, amortization and non cash stock option charges (“EBITDA”) of $225,541. The Company uses the common performance gauge of EBITDA to evidence earnings exclusive of mainly noncash events, as is common in the technology, and particularly the cable and telecommunications, industries. We believe that EBITDA is important because investors who follow our industry frequently use it as a measure of financial performance.  The most comparable GAAP reference is simply the removal from net loss of - in the Company’s case - interest, depreciation, amortization and non cash charges related to its warrants and stock options. EBITDA is not, and should not be considered, an alternative to income from operations, net income, net cash provided by operating activities, or any other measure for determining our operating performance or liquidity, as determined under accounting principles generally accepted in the Unites States of America. EBITDA also does not necessarily indicate whether our cash flow will be sufficient to fund working capital, capital expenditures or to react to changes in our industry or the economy generally. The following table reconciles the comparative EBITDA of the Company to our consolidated net loss as computed under accounting principles generally accepted in the United States of America:

	Years Ended September 30,		Three Months Ended December 31,

	2004	2003	2004	2003

EBITDA	$(693,319)	$913,791	$(225,541)	$(136,855)
Interest Expense	(2,755,115)	(988,659)	—	(255,985)
Depreciation and Amortization	(1,620,164)	(1,264,792)	(609,228)	(309,337)
Warrants issued for consulting services	(313,040)	---	(152,500)	---
Cancellation of warrants issued for professional services	—	—	219,791	---
Effect of Variable Accounting for Option Plans	(1,527,147)	(714,130)	(774,091)	(1,606,714)
Amortization of Unearned Compensation	(757,815)	(63,917)	(171,219)	(68,475)
Net Loss	$(7,666,600)	$(2,117,707)	$(1,712,788)	$(2,377,366)

The Company had positive cash flow from operations of $180,731 for the first quarter of fiscal 2005, however, the Company experienced negative EBITDA this quarter due to several one-time factors, including (i) the expenses associated with opening the Chicago, South Florida and Washington, DC offices, (ii) increased professional fees relating to regulatory filings, (iii) increased professional fees and independent audit work relating to preliminary planning for Sarbanes-Oxley compliance, and (iv) employee year end bonuses. Due to growth, certain business development initiatives, ongoing expenses associated with Sarbanes-Oxley compliance and fees associated with the Company’s application to move itself to a recognized exchange, the Company believes that it will be EBITDA neutral or slightly negative for the current quarter as well.

Overall, with a strong balance sheet, a key executive team and fully operational offices in the Northeast, Midwest and the Southeast, the Company’s presence is becoming nationally known in the MDU market and its prospects for continued growth are very good. Management believes that the Company is sound in its strategy and operationally positioned to begin aggressive deployment to its growing backlog of properties.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates. We base our estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from these estimates under different assumptions or conditions. This section summarizes the critical accounting policies and the related judgments involved in their application.

(a)  Revenue recognition with respect to initial service or connection:

New subscriber activation subsidies from the satellite programming provider, prior to September 29, 2003, are recognized as revenue on a straight-line basis over the estimated average period that a customer will remain a subscriber to a maximum of four years. The expected customer relationship is estimated based on the historical relationship with similar type customers. Any significant variations to these historical relationships would cause an increase or decrease in the expected term of the customer relationship, which would have a converse effect on the amount of revenue recognized.

On September 29, 2003, the Company entered into a new System Operator Agreement with DIRECTV, Inc. for the delivery of DIRECTV digital satellite programming. The new agreement contains several material contractual changes from the previous agreement that significantly affect how the Company accounts for this revenue. First, the upfront activation commission that the Company receives from DIRECTV for each new subscriber will now be paid to the Company on "gross" subscriber additions instead of "net" subscriber additions in a given month. However, the Company must obtain an annual commitment from a subscriber for DIRECTV programming in order to receive the commission. Second, due to this change, the commission can be proportionally "charged back" by DIRECTV only if a subscriber disconnects within the annual commitment period. Because after twelve months no portion of the commission can be " charged back," as of October 1, 2003, the Company began recognizing this revenue over one year instead of four years.

(b)  Allowance for doubtful accounts:

We provide an allowance for doubtful accounts equal to the estimated collection losses based on our historical experience coupled with a review of the current status of existing receivables. Any significant variations in our historical experience or status of our existing accounts receivable could have a material impact on our statement of operations.

(c)  Fair value of equity instruments:

We have been accounting for stock options issued to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Options issued to Employees". We estimate the fair value of options issued to employees for pro-forma disclosure purposes using an option-pricing model (generally, the Black-Scholes model) that meets the criteria set forth in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and common stock using the market value of our stock. In accordance with SFAS 123, all other issuances of common stock, stock options, warrants or other equity instruments to employees and non-employees as consideration for goods or services received by us are accounted for based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more readily measurable. Such fair value is measured at an appropriate date pursuant to the guidance in the consensus reached for EITF Issue No. 96-18 (generally, the earlier of the date the other party becomes committed to provide goods or services or the date the performance by the other party is complete) and capitalized or expensed as if we had paid cash for the goods or services. For purposes of determining the fair value of options and warrants using the Black-Scholes option pricing model, we have used the following assumptions in the years ended September 30, 2004 and 2003:

	2004	2003
Expected volatility	68%	127%
Risk-free interest rate	4.00%	4.75%
Expected years of option life	1 to 5	1 to 5
Expected dividends	0%	0%

Given an active trading market for our common stock, we estimate the volatility of our stock based on week ending closing prices over a historical period of not less than one year. As a result, depending on how the market perceives any news regarding us or our earnings, as well as market conditions in general, it could have a material impact on the volatility we use in computing the value we place on these equity instruments.

(d)  Valuation of deferred tax assets:

We regularly evaluate our ability to recover the reported amount of our deferred income tax assets considering several factors, including our estimate of the likelihood that we will generate sufficient taxable income in future years in which temporary differences reverse. Due to the uncertainties related to, among other things, the extent and timing of future taxable income, we offset our net deferred tax assets by an equivalent valuation allowance as of September 30, 2004 and December 31, 2004.

(e)  Valuation of long-lived assets:

We assess the recoverability of long-lived tangible and intangible assets whenever we determine that events or changes in circumstances indicate that their carrying amount may not be recoverable. Our assessment is primarily based upon our estimate of future cash flows associated with these assets. Although there has been a sustained weakness in our operating results through December 31, 2004, we continue to project income in the future. Accordingly, we have determined that there has not been an impairment of any of our long-lived assets. However, should our operating results deteriorate, we may determine that some portions of our long-lived tangible or intangible assets are impaired. Such determination could result in non-cash charges to income that could materially affect our consolidated financial position or results of operations for that period.

Recent Accounting Pronouncements

In December 2003, the Financial Accounting standards Board (the “FASB”) issued revised Interpretation No. 46R, “Consolidation of Variable Interest Entities.” Interpretation No. 46R requires companies with a variable interest in a variable interest entity to apply this guidance as of the first reporting period ending after December 15, 2003. The application of the guidance could result in the consolidation of a variable interest entity. The adoption of the provision of FIN 46R did not have any impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), “Share-Based Payment”, which amends FASB Statement No. 123 and will be effective for small business filers for interim or annual periods beginning after December 15, 2005. The new standard will require us to expense employee stock options and other share-based payments. The FASB believes the use of a binomial lattice model for option valuation is capable of more fully reflecting certain characteristics of employee share options compared to the Black-Scholes options pricing model. The new standard may be adopted in one of three ways - the modified prospective transition method, a variation of the modified prospective transition method or the modified retrospective transition method. We are currently evaluating how we will adopt the standard and evaluating the effect that the adoption of SFAS 123(R) will have on our financial position and results of operations.

In December 2002, the FASB issued SFAS 148 which amends SFAS 123. SFAS 148 provides alternate methods of transition for a voluntary change from the intrinsic value method to the fair value method of accounting for stock-based employee compensation. However, we de not expect to make such a change. In addition, SFAS 148 amends SFAS 123 to require more prominent annual and quarterly disclosures in the financial statements about the effects of using the intrinsic value method rather than the fair value method for stock-based compensation. We have included the additional disclosures required by SFAS 148 in Note 4 to the financial statements below.

In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets, as amendment of APB Opinion No. 29.” The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is expected to have a material impact on our financial position and results of operation.

RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2004 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 2003

Revenue.   Our revenue for the three months ended December 31, 2004 increased 118% to $1,899,071 compared to revenues of $870,052 for the three months ended December 31, 2003. The revenue increase is attributable to the increase in number of subscribers due to (i) organic growth in subscribers and (ii) the acquisition of the subscribers of Direct Satellite, Inc. and PCM Acquisitions Corp. during the prior year increased our revenue (see Note 7). We expect an increase in revenue as our subscriber growth continues.

Direct Costs.   Direct costs are comprised of private cable programming costs, monthly recurring Internet T-1 line connections and costs relating directly to installation services. Direct costs increased to $751,248 for the period ended December 31, 2004, as compared to $215,119 for the period ended December 31, 2003, primarily as a result of serving a larger subscriber base as a whole over the three month period.  We expect a proportionate increase in direct costs as our subscriber growth continues. Direct costs as a percent of revenue should remain relatively constant unless there is a significant shift in the mix in the service type generating the revenue.

Sales Expenses.   Sales expenses were $489,399 for the three months ended December 31, 2004, compared to $90,858 in the three months ended December 31, 2003. The increase in sales expenses primarily results from new marketing initiatives to increase our subscriber base. We expect an increase in sales expenses as our subscriber growth continues. However, we do anticipate that sales expense as a percent of revenue to decline in 2005.

Customer Service Expenses.   Customer service expenses were $530,375 for the three months ended December 31, 2004, as compared to $273,218 in the three months ended December 31, 2003. This increase is primarily the result of positioning the Company to expand its services to a larger subscriber base in the future. We expect an increase in customer service expenses with achieved subscriber growth in 2005. As with sales expense, certain expenses are fixed and as a result, the customer service expense as a percent of revenue is expected to decline.

General and Administrative Expenses.   General and administrative expenses decreased to $1,328,396 for the three months ended December 31, 2004, from $2,077,845 in the three months ended December 31, 2003.  This decrease is primarily the result of a decrease in noncash charges of $874,047 for the three months ended December 31, 2004 from $1,758,072 for the three months ended December 31, 2003.  The decrease was attributable to noncash charges in the three months ended December 31, 2004 of $774,091 for the effects of variable accounting for stock options and $171,219 for the amortization of unearned compensation attributable to the fair value of options and warrants issued for services, $152,500 for the issuance of options and warrants in exchange for services and a credit of $219,791 due to the cancellation of the warrants issued to PDI in exchange for services.  Excluding these noncash charges, general and administrative expenses were $454,349, an increase of 42% from the prior period, primarily the result of (i) the expenses associated with opening the Chicago, South Florida and Washington, DC offices, (ii) increased professional fees relating to regulatory filings (iii) increased professional fees and independent audit work relating to preliminary planning for Sarbanes-Oxley compliance, and (iv) employee year end bonuses.

Other Non-Cash Charges.   Depreciation and amortization expenses increased from $309,337 during the three months ended December 31, 2003, to $609,228 during the three months ended December 31, 2004.  The increase in depreciation and amortization is associated with the additional equipment being deployed and other intangible assets being acquired over the prior period inclusive of the acquisition of DSI and PCM.  There was no noncash interest expense for the three months ended December 31, 2004, as compared to $255,541 for the three months ended December 31, 2003 .

Other Income. On November 8, 2004, the Company sold 102 subscribers in a non-core 158 unit system to Comcast of Maryland, Inc. for $183,600. The total gain on the sale was $161,120 of which, pursuant to the Joint Venture termination agreement, AvalonBay Communities, the former joint venturer, received $79,298. The Company's gain on the sale of this system was $81,822 (see Note 8).

Net Loss.   Primarily as a result of the above, and specifically noncash charges of $1,483,275, we report a net loss of $1,712,788 for the three months ended December 31, 2004, compared to a net loss of $2,377,366 for the three months ended December 31, 2003.

FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

Net Loss. As a result of the discussion below, we reported a net loss of $7,666,600 for the year ended September 30, 2004 compared to a net loss of $2,117,707 for the year ended September 30, 2003.

Revenues. Revenue for the year ended September 30, 2004 of $4,490,235 increased 9% from September 30, 2003 revenue of $4,124,394. Revenue for the years ended September 30, 2004 and 2003 was comprised of:

	2004	2003
Private cable	37%	32%
Programming revenue	51%	54%
Internet access fees	8%	10%
Wiring, equipment and other sales	4%	4%

The revenue increase is attributable to the increase in number of subscribers over the prior year due to (i) organic growth in subscribers, and (ii) the acquisition of the subscribers of Direct Satellite, Inc. ("DSI") during the year increased our revenue $374,601 (See Note 8). We expect an increase in revenues as our subscriber growth continues.

Direct Costs. Direct costs are primarily comprised of private cable programming, monthly recurring Internet T-1 line connections and costs relating to installation services and are 31% of revenue for the year ended September 30, 2004 compared to 26% for the same period in the prior year. Direct costs increased to $1,391,464 as of September 30, 2004 from $1,060,198 in the year ended September 30, 2003. This increase was primarily due to a shift in product mix during the year. We anticipate direct costs will increase proportionally with planned growth during 2005.

Sales Expenses. Sales expenses consist mainly of salaries, commissions, marketing materials, trade shows, advertising and promotion. Sales expenses increased to $884,523 as of September 30, 2004 from $353,980 in the year ended September 30, 2003. The increase in sales expenses primarily results from new marketing initiatives to increase our subscriber base. We expect an increase in sales expenses as our subscriber growth continues. However, we anticipate there will be economies of scale and that the sales expense as a percent of revenue in 2005 should decline.

Customer Service Expenses. Customer service expenses consist mainly of call center and customer technical services. Customer service expenses were $1,268,694 for the year ended September 30, 2004 compared to $1,075,255 for the year ended September 30, 2003. This increase is primarily the result of positioning the Company to continue to expand its services to a larger subscriber base in the future. We expect an increase in customer service expenses with achieved subscriber growth during 2005. As with the sales expense, certain expenses are fixed and as a result, the customer service expense as a percent of revenue is expected to decline.

General and Administrative Expenses. General and administrative expenses increased to $4,286,567 in 2004 from $2,278,818 in the year ended September 30, 2003. The increase is primarily the result of noncash charges of $2,729,741 in 2004 compared to noncash charges of $835,168 in 2003. The noncash charges are attributable to $1,527,147 for the effects of variable accounting for stock options, $757,815 for the amortization of unearned compensation related to the fair value of options and warrants issued for services, $313,040 for the issuance of options and warrants in exchange for services and a provision for doubtful accounts of $131,739. Excluding these noncash charges, general and administrative expenses were $1,556,826, an increase of 8% from September 30, 2003, primarily the result of increased professional fees. We do expect general and administrative expense to increase in 2005 as a result of, subscriber growth, the addition of an executive(s) and costs related to efforts to be Sarbanes-Oxley compliant by the end of fiscal 2005.

Other Income. There was a gain on sale of customers of $869,259 in 2003 and no such gain in 2004.

Other Non-Cash Charges. Interest expense for the year ended September 30, 2004 was $2,755,115 compared to interest expense for September 30, 2003 of $998,659. Of these amounts, $2,735,796 and $914,779 were respectively non-cash interest expense items related to amortization of the fair value of warrants and the beneficial conversion feature related to the issuance of convertible notes issued during the year ended September 30, 2003.

Settlement of Liabilities. During the years ended September 30, 2004 and 2003, we settled certain outstanding trade payables and recognized a gain of $33,840 and $175,011, respectively. During the year ended September 30, 2003, we incurred noncash charges in the amount of $174,472 relating to the conversions of promissory notes into common stock, with no similar charges being incurred during the year ended September 30, 2004.

OUTLOOK

The Company has incurred operating losses since inception. However, with consolidated operations in the most profitable U.S. markets, expansion into the military segment and efforts to position the Company to increase its subscriber base, the Company expects to be EBITDA positive in fiscal year 2005.

LIQUIDITY AND CAPITAL RESOURCES

FOR THE THREE MONTHS ENDED DECEMBER 31, 2004

During the quarters ended December 31, 2004 and 2003, we recorded a net loss of $1,712,788 and $2,377,366, respectively. We had positive cash flows from operating activities of $180,731 during the quarter ended December 31, 2004, and we had negative cash flows from operating activities of $481,574 during the quarter ended December 31, 2003. At December 31, 2004, we had an accumulated deficit of $26,703,114.

Due to the Company’s increased cash position as of December 31, 2004, primarily from the private placements and the exercise of warrants and options, the Company believes that it has adequate financial resources to fund its operations, material commitments and planned growth strategy for at least twelve months.

Cash Position.   At December 31, 2004, we had cash and cash equivalents of $18,464,398, compared to $4,705,722 at September 30, 2004. The increase in our cash position was primarily due to the net proceeds of the November equity private placements and the exercise of warrants and options.

Operating Activities.   Our operations provided net cash of $180,731 during the three months ended December 31, 2004, including a $415,868 increase in our accounts payable and accrued liabilities during the period and a $156,386 net increase in our accounts receivable during the period.  Our net loss of $1,712,788 for the same period was offset by net noncash charges associated primarily with depreciation and amortization, and other non-cash charges associated with stock options and warrants of $874,047.

  Investing Activities.   During the three months ended December 31, 2004, we purchased $2,013,169 of equipment relating to subscriber additions during the period and for future periods and paid $28,515 for the acquisition of new subscribers. Additionally, the Company received $183,600 in proceeds from the sale of the Avalon Landing property, which had been part of a joint venture. On November 8, 2004, the Company sold 102 subscribers in a non-core 158 unit private cable system to Comcast of Maryland, Inc. for $183,600. The Company purchased Avalon Bay's interest in the Joint Venture on July 28, 2003. The Company's gain on the sale of this private cable system was $81,822.

Financing Activities.   During the three months ended December 31, 2004, we used $20,821 for the repayment of certain notes payable.  In addition, we (i) issued 3,962 shares of common stock for accrued salaries of $7,766, (ii) issued 224,667 common shares upon the exercise of warrants to purchase common shares, which resulted in net proceeds to the Company of $374,708, and (iii) issued 86,660 common shares upon the exercise of options, which resulted in net proceeds to the Company of $36,698.  On November 24, 2004, the Company closed a $16.25 million private equity placement financing. Sold to accredited investors only, the Company offered up to 6,063,440 units, consisting of one share of common stock and three-tenths of one three-year warrant to purchase one share of common stock at an exercise price of $3.40. The Company closed on all 6,063,440 units at a per unit price of $2.68, for $16,250,000 in gross proceeds. After payment of fees and expenses, the Company received net proceeds of $15,000,000. CRT Capital Group LLC acted as placement agent for the financing.

Working Capital   As at December 31, 2004, we had working capital of approximately $17,000,000, compared to a working capital of approximately $4,000,000 as at September 30, 2004 primarily, as a result of the private placement from which the Company received net proceeds of approximately $15,000,000.

FOR THE YEAR ENDED SEPTEMBER 30, 2004

During the years ended September 30, 2004 and 2003, we recorded a net loss of $7,666,600 and $2,117,707, respectively. We had negative cash flows from operating activities of $703,162 during the year ended September 30, 2004, and we had positive cash flows from operating activities of $663,123 during the year ended September 30, 2003. At September 30, 2004, we had an accumulated deficit of $24,990,326.

Due to the Company's increased cash position as of the year ended September 30, 2004, primarily from the private placements and the exercise of warrants and options, as well as, the private placement in November 2004, the Company believes that it has adequate financial resources at least through September 30, 2005 and therefore believes there is no longer substantial doubt about the entity's ability to continue as a going concern.

On November 24, 2004, the Company completed a $16.25 million private equity placement, pursuant to which the Company sold 6,063,440 units. Each unit consisted of one share of common stock and three-tenths of one three-year warrant to purchase one share of common stock at an exercise price of $3.40 per share, to accredited investors at a per unit price of $2.68. After the payment of fees and expenses, the Company received net proceeds of $15,045,445.

The following table displays payments for our contractual obligations outstanding at September 30, 2004:

	Total	Less than one year	Greater than one year
Capital Lease Obligations	$107,895	$58,280	$49,615
Operating Lease Obligations	100,762	100,762	115,762
Total	$208,657	$159,042	$165,377

Cash Position. At September 30, 2004, we had cash and cash equivalents of $4,705,722 compared to $507,775 at September 30, 2003. The increase in our cash position was primarily due to the net proceeds of the November and May equity private placements.

Operating Activities. Our operations used net cash of $703,162 during the year ended September 30, 2004, including an $86,300 increase in our accounts payable and accrued liabilities during the period. Additionally, during the year ended September 30, 2004, the net increase in accounts receivable, before the addition of $102,821 in accounts receivable purchased from PCM, was $487,499. Our net loss of $7,666,600 for the same period was offset by net noncash charges associated primarily with depreciation and amortization, charges to interest expense for amortization of deferred finance costs, debt discount and other non-cash charges associated with stock options and warrants of $7,085,701.

Investing Activities. During the year ended September 30, 2004, we purchased $2,132,351 of equipment relating to subscriber additions during the period and paid $319,232 for the acquisition of new subscribers. Additionally, on June 1, 2004, the Company purchased $819,159 in equipment and $1,695,841 for the acquisition of subscribers from DSI for a total of $2.5 million. DSI was primarily a private cable operator serving approximately 4,400 video and 400 high-speed Internet subscribers in fifteen "Class A" multi-family properties.

On September 20, 2004, the Company purchased $102,821 in accounts receivable, $779,121 in equipment and $611,249 for the acquisition of subscribers from PCM for a total of $1.5 million and increased the Company's presence in the Southeast United States. PCM was primarily a private cable provider serving approximately 3,200 subscribers in eleven multi-dwelling properties.

Settlement of Accounts Payable. During the year ended September 30, 2004, we settled certain outstanding trade payables for a gain of $33,840. Additionally, the Company issued 100,000 shares of common stock with a fair value of $230,000 to SCO Financial Group LLC to pay an account payable and settle litigation therefrom.

Financing Activities. During the year ended September 30, 2004, certain of the financing activity were non-cash items and did not utilize cash. We used $91,721 for the repayment of certain notes payable. In addition, we, (i) issued 78,314 shares of common stock in connection with conversion of notes payable and accrued interest thereon in the amount of $25,844, (ii) issued 103,353 shares of common stock for accrued salaries of $79,134, (iii) issued 40,135 shares of common stock with a fair value of $28,094 as settlement of a trade accounts payable, (iv) converted one trade account payable in the total amount of $19,367 into a short term note payable, (v) issued 7,997,067 common shares upon the exercise of warrants to purchase common shares, which resulted in net proceeds to the Company of $2,586,326, (vi) issued 1,091,069 common shares upon the exercise of options, which resulted in net proceeds to the Company of $606,100, and (vii) Warrants to purchase 950,000 common shares were exercised pursuant to cashless provisions with 821,971 shares being issued and 128,029 warrants cancelled in exchange for the exercise price.

On November 14, 2003, the Company began offering up to 22 units in a private placement pursuant to a Confidential Offering Memorandum, with each unit consisting of 100,000 common shares and 50,000 warrants to purchase common shares. The price of the common shares and the exercise price of the warrants to purchase common shares were set as of the offering date at $1.50 and $1.75 per share, respectively. On November 24, 2003, the Company closed on all 22 units for $3,300,000 in net proceeds.

On May 20, 2004, the Company began offering up to 1,314,532 units in a private placement pursuant to a Confidential Offering Memorandum, with each unit consisting of two common shares and one three-year warrant to purchase common shares. The price of the common shares and the exercise price of warrants to purchase common shares were set as of the offering date at $2.10 and $2.46 per share, respectively. On May 27, 2004, the Company closed a private placement of its securities pursuant to a Confidential Offering Memorandum. The placement was made up of 1,314,532 units with each consisting of two common shares and one three-year warrant to purchase common shares at an exercise price of $2.46 per share. The Company received net proceeds of $5,049,614 and issued all 2,629,064 common shares at $2.10 per share, and 1,314,532 warrants to purchase common shares.

Working Capital. As at September 30, 2004, we had working capital of $3,910,911, compared to a working capital deficiency of $424,912 as at September 30, 2003. As a result of the re-classing of certain deferred revenue into current liabilities, the working capital amount changed from the deficiency of $51,399 previously reported for the year ended September 30, 2003.

Capital Commitments and Contingencies. We have access agreements with the owners of multiple dwelling unit properties to supply our satellite television viewing systems and services to the residents of those properties. However, we have no obligation to build out those properties and no penalties will accrue if we elect not to do so.

Future Capital Requirements. We believe that we have sufficient cash resources to cover current levels of operating expenses and working capital needs for at least through December 31, 2005. However, this is a capital-intensive business and continued growth is dependent partially on raising additional financing. There is no assurance that we will be successful in any of these initiatives.

Other Subsequent Events. From January 1, 2005 through March 10, 2005, employees exercised 631,833 options to purchase common stock with an exercise price of $0.33 per share and 833 options with an exercise price $2.20. During the same period a consultant exercised 70,000 options with an exercise price of $0.60 per share. We received proceeds of approximately $252,000 from these transactions.

BUSINESS

Overview

MDU Communications International, Inc. concentrates exclusively on installing and delivering state-of-the-art digital satellite television and high-speed Internet solutions to the United States MDU residential market—estimated to include 26 million residences. MDUs include apartment buildings, condominiums, gated communities, universities, nursing homes, hospitals, hotels, motels and other properties having multiple units located within a defined area. Multi-family properties present unique technological, management and marketing challenges, as compared to single-family homes - challenges we have a certain experience and expertise in overcoming. We seek to differentiate ourselves from other service providers through a unique strategy of balancing the information and communication needs of today's MDU residents with the technology concerns of property managers and owners and providing the best overall service to both. To accomplish this objective, we have partnered with DIRECTV, Inc. and have been working with large property owners and real estate investment trusts (REITs) such as AvalonBay Communities, Trammell Crow Residential, Roseland Property Company, KSI Services, as well as many others, to understand and meet the technology needs of these groups.

Our Canadian operating company, MDU Communications Inc. ("MDU Canada"), was incorporated in March 1998. In November 1998, MDU Canada's shareholders sold all of their MDU Canada stock to Alpha Beta Holdings, Ltd., an inactive U.S. public reporting company, in exchange for Alpha Beta stock, and renamed it "MDU Communications International, Inc." Alpha Beta had been incorporated in Colorado in July 1995, but never conducted any significant business activities and was essentially inactive in November 1998. In April 1999, we reincorporated MDU Communications International, Inc. in Delaware and MDU Canada became a wholly owned subsidiary that, at its peak, had over 15,000 subscribers and seven offices across Canada. In March 2000, we formed MDU Communications (USA) Inc., a Washington corporation ("MDU USA") to conduct business in the U.S. In early 2001, the Company made a fundamental re-assessment of its business plan and determined that the most profitable markets lay in densely populated areas of the United States. The Company changed its corporate focus and business strategy from serving the entire North American MDU market, to several key U.S. markets, beginning with the Northeast United States. To further this change, in 2001, we completed an agreement with Star Choice Television Network, Inc., for the sale of certain of our Canadian satellite television assets. As a result, by May 30, 2001, the Company relocated its operations and certain key employees to our New York Metro Area office in Totowa, New Jersey. We now operate essentially as a holding company with MDU Canada and MDU USA as our wholly owned operating subsidiaries.

The Company earns its revenue through the sale of digital satellite television programming and high-speed Internet services to owners and residents of MDUs. We negotiate long-term access agreements with the owners and managers of MDU properties allowing us the right to provide digital satellite television and high-speed Internet services, and potentially other services, to their residents.

From time to time, we may be subject to legal proceedings, which could have a material adverse effect on our business. There are no currently pending legal proceedings.

Our Strengths

In addition to the high quality of our digital satellite television programming, our high-speed (broadband) Internet solution and the wide range choices that our products offer to MDU residents, we believe that our access agreements and our strategic alliances represent significant competitive and business strengths.

Access Agreements

Our access agreements with the owners of MDU properties generally grant us exclusive rights to provide digital satellite television services, and in some cases video services altogether, for terms of seven to ten years, and in many cases a right of first refusal for other new telecommunications services. Most access agreements provide for marketing services by the owner or manager on our behalf, and in many cases, these marketing arrangements are exclusive. These access agreements are in the name of the Company and provide us with revenue streams either directly from property owners in bulk properties or from individual subscribers in choice or exclusive properties.

Strategic Alliance With DIRECTV

In May of 2000, we entered into a long-term proprietary System Operator Agreement with DIRECTV. Under this agreement we are able to establish and maintain MDU distribution systems in non-rural states of the United States (as identified in the agreement) and act as a commissioned sales agent for the marketing of DIRECTV programming to residents of MDU properties. We only incur costs associated with the implementation of our services and do not pay any of DIRECTV's programming or broadcasting costs. On September 29, 2003, the Company entered into a new System Operator Agreement with DIRECTV, which replaced the System Operator Agreement previously executed by the Company, which was due to initially expire on May 19, 2005. The Company considers the following contractual changes as material:

•
The upfront activation commission (the "commission") that the Company receives from DIRECTV for each new subscriber will now be paid to the Company on "gross" subscriber additions instead of "net" subscriber additions in a given month and in an accelerated fashion. Commission is being paid on "gross" subscriber additions rather than "net" subscriber additions.

•	The Company must obtain an annual (twelve month) commitment from a subscriber for DIRECTV programming in order to receive the commission.
•
The commission can be proportionally "charged back" by DIRECTV only if a subscriber disconnects within the annual commitment period (i.e., if a subscriber disconnects after six months, the Company forfeits 50% of the commission). After twelve months, no portion of the commission can be "charged back."

•	The monthly residual payment paid to the Company by DIRECTV, which is based upon the monthly programming revenue to DIRECTV from a subscriber, has been confidentially increased.
•	The new agreement has an initial term of three years with two, two-year automatic renewal periods upon the Company's achievement of certain subscriber growth goals, for a total term of seven years.
•	The agreement has an automatic extension of the entire agreement to coincide with the expiration date of the Company's latest property access agreement.

Under the DIRECTV agreement, we may not solicit sales or provide equipment for any other direct-to-home digital satellite television service in the United States. Consequently, we are totally dependent on DIRECTV for our digital set-top programming in the United States. We are not, however, prohibited from contracting with other program providers in connection with our private cable services. During the fiscal year ended September 30, 2004, revenues from DIRECTV direct-to-home ("DTH") were 24% of our total revenues. DIRECTV is not required to use us on an exclusive basis and could either contract with others to install distribution systems and market programming in MDUs or undertake such activities directly through retail stores, as it does for single-family television households.

DIRECTV offers in excess of 800 entertainment channels of digital quality video and compact disc quality audio programming. DIRECTV currently transmits via five high power Ku band satellites and has two spare satellites in orbit. We believe that DIRECTV's extensive line up of pay per view movies and events and sports packages, including the exclusive "NFL Sunday Ticket," have enabled DIRECTV to capture a majority market share of existing DBS subscribers and will continue to drive strong subscriber growth for DIRECTV programming in the future. Through our strategic relationship with DIRECTV, we expect to capitalize on the significant name recognition that DIRECTV creates and maintains as well as their immense advertising budget and advertised programming specials. Additionally, we benefit from the large-scale national marketing campaigns that are continuously run by DIRECTV.

Market

The United States MDU market represents a large niche market of potential telecommunications customers. There are over 26 million MDU television households out of a total of 100 million U.S. television households with the most densely populated MDU areas in the Northeast. Our short-term goal is to become a significant provider of bundled MDU products and services to the over 8 million MDUs in the Northeastern United States marketplace. During the year-ended September 30, 2004, we expanded into the greater Chicago metropolitan area and the Southeast, which we anticipate will be high growth centers.

Historically, the MDU market has been served by local cable television operators. Generally, these providers used analog technology and MDU residents could not access digital or competitive services, although many cable companies have now begun the process of upgrading to a digital signal. Additionally, the relationship between the property owners and managers that control access to these MDU properties and the cable operator have been significantly strained over the past 15 years due to the monopolistic sentiment of the cable operator.

We believe that today's MDU market offers us a very good business opportunity because:

•	Advances in communication and information technology have created demand for new state-of-the-art services such as digital satellite television and high definition television (HDTV).
•
Regulatory changes in the United States authorizing the provision of digital satellite television services and local channels has given television viewers the opportunity to choose the provider of their television programming based on quality of signal, cost and variety of programming.

•	Our marketing program focuses on the choice and benefits of using satellite television programming over cable programming, including cost savings.
•
A number of MDUs are underserved by cable television providers or digital satellite television private cable providers. In addition, the market has only been enhanced by the recent pullback by many competitors, leaving the residential MDU community with very little choice among alternative service providers.

•
To date, DIRECTV and other digital satellite television program providers have focused primarily on the single-family residence market because of the lower cost of deployment and fewer technical difficulties than those incurred in MDU properties and are now gearing to capitalize on the MDU market.

Competition

The home entertainment and video programming industry is competitive, and we expect competition to intensify in the future. We face our most significant competition from the franchised cable operators. In addition, our competition includes other satellite providers, wireless cable and off-air broadcasters:

Hardwired Franchised Cable Systems. Cable companies currently dominate the market in terms of subscriber penetration, the number of programming services available, audience ratings and expenditures on programming. The traditional cable companies serve an estimated 68% of U.S. television households. However, Satellite Services are gaining market share and DTH providers like us have a window of opportunity in which to acquire and consolidate a significant subscriber base by providing a higher quality signal over a vast selection of video and audio channels at a comparable or reduced price to most cable operators' current service.

Other Operators. Additionally, we compete with other operators who build and operate communications systems such as satellite master antenna television systems, commonly known as SMATV, or private cable headend systems, which generally serve condominiums, apartment and office complexes and residential developments. We also compete with other national DBS operators such as Echostar.

Off-Air Broadcasters. A majority of U.S. households that are not serviced by cable operators are serviced only by broadcast networks and local television stations ("off-air broadcasters"). Off-air broadcasters send signals through the air, which are received by traditional television antennas at the customer's property. Signals are accessible to anyone with an antenna and programming is funded by advertisers. Audio and video quality is limited and service can be adversely affected by weather or by buildings blocking a signal.

Wireless Cable Systems (Multi-Channel Multi-Point Distribution Services ("MMDS")). MMDS systems are a hybrid of cable transmission and off-air broadcasting. MMDS was developed as an alternative where hard-wired cable systems are unavailable or not possible. MMDS programming is transmitted by local cable operators in a scrambled form through the air via microwave frequencies to a small microwave dish at the subscriber's property, which converts the signal to a frequency band used by standard cable services. However, this system generally requires a direct "line-of-sight" from the transmission facility to the subscriber's receiving dish, which limits its range and capability of being received. There are very few MMDS providers operating in the U.S. and they serve regional markets only.

Governmental Regulation

Federal Regulation. In February 1996, Congress passed the Telecommunications Act, which substantially amended the Federal Communications Act of 1934, as amended ("Communications Act"). This legislation has altered and will continue to alter federal, state, and local laws and regulations affecting the communications industry, including certain of the services we provide. On November 29, 1999, Congress enacted the Satellite Home Viewer Improvement Act of 1999 ("SHVIA"), which amended the Satellite Home Viewer Act. SHVIA permits DBS operators to transmit local television signals into local markets. In other important statutory amendments of significance to satellite carriers and television broadcasters, the law generally seeks to place satellite operators on an equal footing with cable television operators in regards to the availability of television broadcast programming.

SHVIA amends the Copyright Act and the Communications Act in order to clarify the terms and conditions under which a DBS operator may retransmit local and distant broadcast television stations to subscribers. The law was intended to promote the ability of satellite services to compete with cable television systems and to resolve disputes that had arisen between broadcasters and satellite carriers regarding the delivery of broadcast television station programming to satellite service subscribers. As a result of SHVIA, television stations are generally entitled to seek carriage on any DBS operator's system providing local service in their respective markets. SHVIA creates a statutory copyright license applicable to the retransmission of broadcast television stations to DBS subscribers located in their markets. Although there is no royalty payment obligation associated with this license, eligibility for the license is conditioned on the satellite carrier's compliance with the applicable Communications Act provisions and FCC rules governing the retransmission of such "local" broadcast television stations to satellite service subscribers. Noncompliance with the Communications Act and/or FCC requirements could subject a satellite carrier to liability for copyright infringement. We are subject to certain provisions of SHVIA. SHVIA was essentially extended and re-enacted. The new law, the Satellite Home Viewer Extension and Reauthorization Act (SHVERA) was signed in December of 2004.

We are not directly subject to rate regulation or certification requirements by the Federal Communications Commission ("FCC"), the Telecommunications Act of 1996 or state public utility commissions because our equipment installation and sales agent activities do not constitute the provision of common carrier or cable television services. As a resale agent for DIRECTV, we are not subject to regulation as a DBS provider, but rely upon DIRECTV to procure all necessary re-transmission consents and other programming rights under the Communications Act of 1934 and the Copyright Act. To the extent that we may also elect to provide our MDU customers with transmission of signals not currently available via satellite, our offering of these services may be subject to compulsory copyright filings with the U.S. Copyright Office, although we do not expect the licensing fees to have a material adverse effect on our business. Our systems do not use or traverse public rights-of-way and thus are exempt from the comprehensive regulation of cable systems under the Communications Act of 1934. Because we are subject to minimal federal regulation, have fewer programming restrictions, greater pricing freedom and are not required to serve any customer whom we do not choose to serve, we have significantly more competitive flexibility than do the franchised cable systems. We believe that these regulatory advantages help to make our satellite television systems competitive with larger franchised cable systems.

State and Local Cable System Regulation. We do not anticipate that our deployment of satellite television services will be subject to state or local franchise laws primarily due to the fact that our facilities do not use or traverse public rights-of-way. Although we may be required to comply with state and local property tax, environmental laws and local zoning laws, we do not anticipate that compliance with these laws will have any material adverse impact on our business.

State Mandatory Access Laws. A number of states have enacted mandatory access laws that generally require, in exchange for just compensation, the owners of rental apartments (and, in some instances, the owners of condominiums) to allow the local franchise cable television operator to have access to the property to install its equipment and provide cable service to residents of the MDU. Such state mandatory access laws effectively eliminate the ability of the property owner to enter into an exclusive right of entry with a provider of cable or other broadcast services. In addition, some states have anti-compensation statutes forbidding an owner of an MDU from accepting compensation from whomever the owner permits to provide cable or other broadcast services to the property. These statutes have been and are being challenged on constitutional grounds in various states. These state access laws may provide both benefits and detriments to our business plan should we expand significantly in any of these states.

Preferential Access Rights. We generally negotiate exclusive rights to provide satellite services singularly, or in competition with competing cable providers, and also negotiate where possible "rights-of-first-refusal" to match price and terms of third-party offers to provide other communication services in buildings where we have negotiated broadcast access rights. We believe that these preferential rights of entry are generally enforceable under applicable law; however, current trends at state and federal level suggest that the future enforceability of these provisions may be uncertain. The FCC has recently issued an order prohibiting telecommunications service providers from negotiating exclusive contracts with owners of commercial MDU properties, though it deferred determination in a pending rulemaking whether to render existing exclusive access agreements unenforceable, or to extend this prohibition to residential MDUs due to an inadequate administrative record. Although it is open to question whether the FCC has statutory and constitutional authority to compel mandatory access, there can be no assurance that it will not attempt to do so. Any such action may undermine the exclusivity provisions of our rights of entry on the one hand, but would also open up many other properties to which we could provide a competing service. There can be no assurance that future state or federal laws or regulations will not restrict our ability to offer access payments, limit MDU owners' ability to receive access payments or prohibit MDU owners from entering into exclusive agreements, any of which could have a material adverse effect on our business.

Regulation of our High-Speed Internet Business. Information service providers ("ISPs"), including Internet access providers, are largely unregulated by the FCC or state public utility commissions at this time (apart from federal, state and local laws and regulations applicable to business in general). However, there can be no assurance that this business will not become subject to regulatory restraints. Also, although the FCC has rejected proposals to impose additional costs and regulations on ISPs to the extent they use local exchange telephone network facilities, such change may affect demand for Internet related services. No assurance can be given that changes in current or future regulations adopted by the FCC or state regulators or other legislative or judicial initiatives relating to Internet services would not have a material adverse effect on our business.

Employees

The Company had 64 employees, all full-time, as of December 31, 2004. None of the Company's employees are represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are good.

Property

Our headquarters are in Totowa, New Jersey, where we centralize our corporate administrative functions. The office houses our senior management, accounting and billing functions, call center and subscription management system. We currently hold a lease in Totowa, New Jersey of 6,983 square feet at a current monthly cost of $8,147, expiring July 31, 2006. We believe that this space is adequate to suit our needs for the foreseeable future, although we have an option on additional adjacent space. The Company also entered into a lease agreement for its office and warehouse location in Chicago that runs through May 31, 2006. The rent is fully abated through November 30, 2005 and then increases to $2,500 per month. This space is adequate to suit our needs for the foreseeable future in the Chicago metropolitan area. In addition, we carry short term warehouse lease space in Connecticut, Florida, Massachusetts and Maryland. The Company is in the process of looking for a larger office and warehouse in the South Florida area.

MANAGEMENT

Directors and Officers

Set forth below is the name, age, position, and a brief account of the business experience of each person who is a director or executive officer of the Company.

Name	Age	Position

Sheldon B. Nelson	43	President, Chief Executive Officer and Chairman of the Board
Patrick J. Cunningham	37	Vice President of Sales and Marketing
Michael Stanway	39	Vice President of Operations
Douglas G. Hooper	44	Director
John Edward (“Ted”) Boyle	58	Director
Edward L. Huguez	46	Director

Sheldon B. Nelson, 43, has served as President, Chief Executive Officer and Chairman of the Board of the Company since November 1998. From 1983 to 1998, he was President of 4-12 Electronics Corporation, a provider of products and services to the Canadian satellite, cable, broadcasting and SMATV industries. In addition to his day-to-day responsibilities during his tenure at 4-12 Electronics, Mr. Nelson developed the Company into one of Canada's largest private cable system operators. Mr. Nelson is a graduate of Gonzaga University, in Spokane, WA. He graduated from the School of Business Administration in 1983, Magna cum Laude, and was the recipient of the School of Business Administrations' Award of Excellence.

Patrick Cunningham, 37, has been Vice President of Sales and Marketing of the Company since March 2000. He has over fourteen years of management experience focused on the telecommunications industry. Mr. Cunningham was formerly the Vice President of Distribution and Sales for SkyView World Media, LLC. At SkyView, he was responsible for the distribution, sales, marketing and technical service of the SkyView products. SkyView was one of the leading private providers of television services to the MDU and ethnic communities with over 100,000 subscribers nationwide. SkyView was the largest Master Systems Operator for DIRECTV and a leading producer and distributor of foreign language television programming. Prior to SkyView, and after some time as a maintenance manager with Schnieder National, Inc., Mr. Cunningham was an Officer in the U.S. Army where he served as a Battalion Communications Officer and an M1A1 Tank Platoon Leader. Mr. Cunningham has a Bachelor of Science from Union College in Schenectady, NY where he majored in Industrial Economics.

Michael Stanway, 39, joined MDU Communications in 2000 as Manager and then Director of MIS/IT Services. Mr. Stanway then assumed the position of Director of Operations and most recently holds the title of Vice President of Operations. Mr. Stanway has a post-secondary degree as a Network Specialist with Microsoft and Novell certifications.

Douglas G. Hooper, 44, joined the Board of Directors in May 2000. He is currently an acquisitions and finance consultant, who has extensive experience as a venture capitalist and mergers and acquisition specialist in the mineral exploration, industrial processing and software industries. He was President and CEO of Sand River Resources Ltd. from 1995 to 1997. Mr. Hooper was a founder and President of TelSoft Mobile Data Inc. from 1992 to 1995, now Mobile Data Solutions, Inc., a wireless communications software company. In that position, he developed and implemented corporate strategy and was responsible for raising capital, strategic alliances and mergers and acquisitions.

John Edward "Ted" Boyle, 58, joined the Board of Directors in May 2000. He is currently the President of the cable division of 180 Connect, Inc, North America's largest cable and satellite installation and service contractor. From 1998 to 2001 he was the President and CEO of Multivision (Pvt.) Ltd., a cable television provider for Sri Lanka. From 1996 to 1997, Mr. Boyle was President and CEO of PowerTel TV, a Toronto based digital wireless cable company. As founding President and CEO of ExpressVu Inc. (1994-1996), Mr. Boyle was responsible for taking Canada's first Direct-to-Home satellite service from inception to launch. Prior to 1994, Mr. Boyle held executive positions with Tee-Comm Electronics, Regional Cablesystems and Canadian Satellite Communications (Cancom). As the founding officer of Regional Cablesystems at Cancom, and later as Vice-President of Market Development at Regional Cablesystems, he led the licensing or acquisition of over 1,000 Canadian and American cable systems.

Edward L. Huguez, 46, joined the Board in October of 2003. He is currently executive vice president, Starz Entertainment Group. Starz is the largest provider of premium movie services with up to thirteen digital movie channels and more than 750 movies per month. Starz is a wholly owned subsidiary of Liberty Media Corporation (NYSE: L, LMCb). Prior to Starz, he was President and CEO of MidStream Technologies, a privately held company concentrating on Video on Demand and Network Digital Video Recording. Prior to joining Midstream, he served as senior vice president at Akamai Technologies, the leading provider of global, high performance services for the delivery of interactive Internet content, streaming media and Internet applications. He joined Akamai upon its $2.8 billion acquisition of INTERVU in April 2000. As chief operating officer at INTERVU, Mr. Huguez helped drive the evolution of the company from a start up with about 30 employees and no revenue, to the market leader with 400 employees and more than 900 customers. Before INTERVU, Mr. Huguez spent almost six years at DIRECTV, the nation 's leading digital satellite television service. He joined DIRECTV in 1992 and was part of the senior executive team that launched the service in 1994. He had two primary responsibilities while at DIRECTV; first, vice president of programming acquisition; then, after DIRECTV successfully launched its service and became the leading television satellite service, he was asked to lead DIRECTV's newly formed New Media & Interactive Programming and Platforms Group, where he assumed the role of vice president and general manager. Mr. Huguez earned his MBA at UCLA and holds a bachelor's degree in political science from Arizona State.

Executive Compensation

The following table sets forth certain information regarding compensation paid during each of the Company's last three fiscal years to our chief executive officer and other executive officers whose total annual salary and bonuses exceeded $100,000 (the "named executive officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Compensation(2)	Securities Underlying Options (in shares, cumulative)
Sheldon B. Nelson,(1)	2004	$200,000	$30,000	$-0-	800,000
President and CEO	2003	$192,000	$50,000	$-0-	800,000
	2002	$181,723	$-0-	$-0-	800,000
Patrick Cunningham,(3)	2004	$160,000	$6,000	$6,000	350,000
Vice President of Marketing	2003	$160,000	$-0-	$6,000	300,000
	2002	$160,000	$-0-	$6,000	300,000
Michael Stanway (4)	2004	$105,600	$-0-	$-0-	225,000
Vice President of Operations

(1) Mr. Nelson became the President and Chief Executive Officer of the Company in November 1998. Mr. Nelson's bonus for 2004 was a partial bonus for fiscal 2004 accrued as of September 30, 2004 and consisted of $30,000 in cash which was paid to him on November 1, 2004.

(2) Auto allowance.

(3) Mr. Cunningham joined the Company in March 2000 as Vice President.

(4) Mr. Stanway joined the Company in February of 2000 and became Vice President of Operations on October 1, 2003.

Audit Committee Financial Expert

Our Board of Directors has established a separately designated, standing Audit Committee (as defined in and established in accordance with Section 3(a)(58)(A) of the Exchange Act) to oversee the accounting and financial reporting processes of the Company and the audits of our financial statements.  The members of the Audit Committee are Douglas Hooper and John E. Boyle.

Under the new rules of the SEC brought about by the Sarbanes-Oxley Act, companies are required to disclose whether their Audit Committees have an "audit committee financial expert" as defined in Item 401(h) of Regulation S-B under the Exchange Act and whether that expert is "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. The Board of Directors has determined that although the two members of the current audit committee are "independent" and have ability to understand financial reporting, they may not fully meet the description of "financial experts" as defined in the Regulation. The Board of Directors is evaluating qualified candidates to expand the Board at this time.

OPTIONS GRANTED IN FISCAL YEAR 2004

During the fiscal year ending September 30, 2004, stock options were granted to the following Directors and Executive Officers: (i) on November 21, 2003, new Board member Edward Huguez was granted 100,000 five year options under the 2001 Stock Option Plan at an exercise price of $0.65 per share, (ii) on December 17, 2003, Board members Douglas Hooper and Ted Boyle were each granted 100,000 five year options under the 2001 Stock Option Plan at an exercise price of $1.28 per share (based on 60 day trading average); (iii) on December 5, 2003, Vice President of Sales and Marketing Patrick Cunningham was granted 50,000 five year options under the 2001 Stock Option Plan at an exercise price of $1.35 per share (market price on that date). The Company granted no options to any other named executive officer and director during fiscal year ending September 30, 2004.

Management Agreements

Mr. Nelson and Mr. Cunningham have each entered into a Management Employment Agreement with the Company. The agreements also grant them the right to receive discretionary bonuses and to participate in the Company's incentive stock option plans as determined by the Board of Directors. The agreements require them to maintain all confidential and proprietary information relating to our business in confidence and to not be employed or enter into contracts with persons or entities that compete directly with us during the 12 months following termination of their respective agreements. Each employee may terminate his Agreement at any time by giving us four weeks' advance notice, and we may terminate any of the Agreements at any time without cause, but are required to make a termination payment equal to 24 months (Mr. Nelson) or 12 months (Mr. Cunningham) of base salary plus any unpaid bonuses or other amounts due under the Agreement.

Compensation of Directors

Cash.     Each director who is not an employee or full time consultant of the Company is paid $1,000 per month and an attendance fee of $1,000, plus out-of-pocket expenses, for each Board or committee meeting attended.

Stock.     Prior to the fiscal year ended September 30, 2004, Messrs. Boyle and Hooper have each received a total of five-year, fully-vested options to purchase 100,000 shares of common stock as additional compensation for their two years of Board service. These options are exercisable at a price of $0.33 per share. During the fiscal year ended September 30, 2004, Messrs. Boyle and Hooper each received an additional five-year, full-vested option to purchase 100,000 shares of common stock as additional compensation for two additional years of Board Service. These options are exercisable at a price of $1.28 per share. Mr. Huguez, was also granted a five-year option to purchase 100,000 shares of common stock as additional compensation for two years of Board service, one half vested immediately and the remainder at one year. These options are currently priced at $0.65 per share.

Limitation of Liability and Indemnification

Our Bylaws provide that, to the fullest extent permitted by the Delaware General Corporation Law ("DGCL"), the Company shall indemnify our directors and officers, and may indemnify its employees and agents. Such indemnification may be made only if the person to be indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of our Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe such persons conduct was unlawful. The Bylaws further provide that our Company may enter into an indemnification agreement pursuant to which our Company will indemnify a director, officer, employee or agent to the fullest extent permitted by the DGCL. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of our Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable.

Stock Option Plans

We currently have two stock option plans under which we may grant options to purchase shares of our common stock. Both plans are administered by the Board of Directors who has the sole discretion and authority to determine the individuals eligible for awards. The conditions of the exercise of each grant are determined by the Board of Directors at the time of the grant.

EQUITY COMPENSATION PLAN INFORMATION
(September 30, 2004)

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans

Plan category

Equity compensation
plans approved by
security holders	2,463,191shares (1)	$0.77	1,809,000
Equity compensation
plans not approved
by security holders	76,115 shares (2)	$1.23	0

(1)	2001 Stock Option Plan, approved by the shareholders on May 10, 2001.
(2)	Supplier Stock Option Plan.

2001 Stock Option Plan. On February 5, 2000, the Company approved the 2000 Incentive Stock Option Plan ("2000 Option Plan"). Under this Plan, the Company was authorized to grant certain employees, officers and directors of the Company and its affiliates options to purchase up to 4,000,000 common shares of the Company. The options have vesting periods ranging from immediate to three years after the grant date. In October 2000, the Board of Directors of the Company approved the re-pricing, at $2.00 per share, the exercise price of all options previously granted at $5.00 per share under the 2000 Option Plan. On March 9, 2001, the Board of Directors approved the re-pricing, at $0.60 per share, of these options. On April 11, 2001, the Board of Directors of the Company approved the re-pricing, at $0.60 per share, of all options previously granted to directors at $2.50 per share under the 2000 Option Plan. On April 11, 2001, the Board of Directors approved the 2001 Stock Option Plan ("2001 Option Plan") to replace the 2000 Option Plan. The 2001 Option Plan is in all respects identical to the 2000 Option Plan, which had not been approved by a vote of the shareholders within one year of its adoption by the Board and became void. The 2001 Option Plan was approved by a vote of the shareholders at the Company's annual meeting on May 10, 2001. On January 31, 2003 the Board of Directors voted to re-price, effective June 1, 2003, at $0.33 per share, the exercise price of all options granted to current employees. As a result of the changes in the exercise prices, 1,855,000 of the options outstanding will be accounted for as the equivalent of variable stock options from the date of the modification to the date the options are exercised, forfeited or expire and, accordingly, the Company will be required to record charges or credits to its results of operations based on changes in the fair value of the options. On August 5, 2004, the stockholders approved an increase in the number of shares available under the 2001 Stock Option Plan from a total of 4,000,000 to 5,600,000 common shares. As of March 10, 2005, options to purchase 2,185,135 shares of common stock had been exercised, and 1,968,865 options were outstanding. Of the outstanding options, 1,052,526 options are presently exercisable.

Supplier Plan. Our Supplier Stock Option Plan (the "Supplier Plan") authorized the grant of a specific number of five-year options to certain key suppliers if they successfully complete specified work for us. If a supplier who has received options ceases to be a key supplier, then that supplier's options expire 30 days after the cessation date. As of March 10, 2005, 250,000 options under the Supplier Plan had been issued, of which 223,885 had been exercised and the remaining 26,115 are currently exercisable.

CERTAIN TRANSACTIONS

Related Transactions. There have been no such transactions during the past two fiscal years. Revenue for the year ended September 30, 2003 includes $280,818 from sales of receivers to Joint Venture and charges primarily for installation and management fees, which was received prior to the Company's interest in the Joint Venture being increased from 50% to 100%.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to beneficial ownership of our outstanding stock as of March 10, 2005 by (i) each person known to the Company to be the beneficial owner of more than 5% of the Company's common stock; (ii) each of the Company's directors; (iii) each executive officer named in the Summary Compensation Table; and (iv) all of the Company's executive officers and directors as a group. Unless otherwise indicated, the address of each of the following persons is c/o MDU Communications International, Inc., 60D Commerce Way, Totowa, New Jersey 07512.

	Shares Beneficially
	Owned (1)

Name of Beneficial Owner	Number	Percent

Sheldon B. Nelson (2)	1,681,666	3.4%
Patrick Cunningham (3)	471,950	*	%
Michael Stanway (4)	122,013	*	%
J.E. (Ted) Boyle (5)	158,000	*	%
Douglas G. Hooper (6)	190,000	*	%
Edward Huguez (7)	100,000	*	%
Fuller & Thaler Asset Management, Inc. (8)	2,842,357	5.7%
All executive officers and directors as a group (6 persons)	2,723,629	5.5%

(1)	Unless otherwise indicated below, each stockholder had sole voting and sole investment power with respect to all shares beneficially owned.
(2)
Includes 981,666 shares held of record by 567780 BC Ltd., a British Columbia corporation wholly owned by the Sheldon Nelson Family Trust whose trustees are Sheldon Nelson and his sister, Nicole Nelson, 55,000 held personally and 650,000 shares subject to options exercisable within 60 days.

(3)	Includes 244,450 shares and 227,500 shares subject to options exercisable within 60 days.
(4)	Includes 24,513 shares and 97,500 shares subject to options exercisable within 60 days.
(5)	Includes 58,000 shares and 100,000 shares subject to options exercisable within 60 days.
(6)	Includes 20,000 shares and 170,000 shares subject to options exercisable within 60 days.

(7)	Includes 100,000 shares subject to options exercisable within 60 days.

(8)	Pursuant to a 13G/A filing on February 11, 2005. * Less than one percent (1%)

SELLING STOCKHOLDERS

This prospectus relates to the offering of 10,271,341 shares of our common stock by the persons listed below under the heading "Selling Stockholders" (the "Selling Stockholders"). The shares offered by the Selling Stockholders were acquired in a private placement transactions, including those which may be acquired upon exercise of warrants or options. Unless otherwise indicated, shares of common stock or rights to acquire the shares were owned of record on March 10, 2005, by each Selling Stockholder. The Selling Stockholders are offering the common stock for their own accounts. Other than CRT Capital Group, our placement agent, no Selling Stockholder has had a material relationship with us during the last three years, other than as an owner of our securities.

To our knowledge, assuming all of the shares offered by the Selling Stockholders are sold, none of the Selling Stockholders will beneficially own any shares of, or rights to acquire, our common stock after this offering except as set forth in the footnotes below.

Selling Stockholders	Number of Shares Offered under this Prospectus	Percentage of Class (1)
AF Capital, LLC (2)	72,761	*%
Alexandra Global Master Fund, Ltd. (2)	145,522	*%
Aslan Capital Master Fund LP (2)	291,044	*%
Crossway Partners (2)	145,522	*%
D.E. Shaw Laminar Portfolios, LLC (2)	727,610	1.5%
Greenwich Investment Partners, LP (2)	12,142	*%
Harbert Event Driven Master Fund, Ltd. (2)	291,044	*%
Haywood Securities Inc.
ITF Peripatetic Investments Ltd. (2)	65,000	*%
Haywood Securities Inc.
ITF Marna Disbrow (2)	26,000	*%
Haywood Securities Inc.
ITF Fei-Brent Investment Inc. (2)	39,000	*%
Haywood Securities Inc.
ITF Thomas Relling (2)	32,500	*%
Haywood Securities Inc.
ITF Jill Lyall (2)	34,931	*%
Haywood Securities Inc.
ITF Topiary Holdings (2)	130,000	*%
IFC Acquisition Group LLC (2)	48,503	*%
Ivy Ma Holdings 2 Ltd. (2)	29,510	*%
James E. Kjorlien (2)	36,387	*%
Jana Master Fund, Ltd. (2)	727,610	1.5%
Javaid Sheikh (2)	24,258	*%
JMG Triton Offshore Fund, Ltd. (2)	121,264	*%
JMG Capital Partners, LP (2)	121,277	*%
Loews Corporation (2)	776,113	1.6%
Mauretania Partners LP (2)	194,025	*%
Morgan Stanley & Co. Inc. (2)	800,371	1.6%
Morgan Stanley & Co. International Ltd. (2)	242,541	*%
Ore Hill Hub Fund, Ltd. (2)	291,044	*%
Professional Traders Fund, LLC (2)	121,264	*%
Schottenfeld Qualified Associates, LP (2)	181,909	*%
Scopia International Limited (2)	21,268	*%
Scopia PX LLC (2)	9,022	*%
Scopia Partners LLC (2)	21,281	*%
Scopia Partners QP LLC (2)	36,881	*%
The Balboa Fund, Ltd.(2)	53,352	*%
The Balboa Fund, LP (2)	94,380	*%

The Chelonia Fund, LP (2)	22,048	*%
The Coast Fund LP (2)	57,070	*%
Veritas High Yield Arbitrage Fund I LLC (2)	87,789	*%
Veritas High Yield Arbitrage Fund II LLC (2)	29,250	*%
Veritas High Yield Arbitrage Fund (Bermuda) Ltd. (2)	321,750	*%
Veritas Equity Long/Short Fund LLC (2)	23,608	*%
Veritas Equity Long/Short Fund Ltd. (2)	22,672	*%
Yaupon Fund Ltd. (2)	47,437	*%
Yaupon Partners LP (2)	205,933	*%
Yaupon Partners LP II (2)	8,164	*%
York Credit Opportunities Fund, LP (2)	545,701	1.1%
York Global Value Partners, LP (2)	545,714	1.1%
CRT Capital Group, LLC (2)	303,172	*%
William Begley (3)	454,110	*%
David Lyall (4)	40,000	*%
MH Holdings (5)	225,000	*%
Evan & Sharon Klein, JTROS (6)	150,000	*%
Lloyd Berhoff (7)	343,253	*%
Loeb Partners Corp. (8)	16,666	*%
Loeb Offshore Fund, Ltd. (9)	23,334	*%
Star International Company, Inc. (10)	10,833	*%
Loeb Arbitrage Fund (11)	282, 500	*%
Fuller & Thaler Behavioral Fund (12)	333,334	*%
Prism Capital 5, LP (13)	166,667	*%
JRJ Capital (14)	40,000	*%
TOTAL SELLING STOCKHOLDERS	10,271,341	20.7%

* Less than 1%

(1)  Computed on the basis of the 49,610,803 shares of common stock outstanding on March 10, 2005.

(2)  These investors participated in a private placement of the Company's equity securities that closed on November 24, 2004. Each investor purchased units that contained one shares of common stock and one warrant to purchase three-tenths of a share of common stock, except CRT Capital Group, placement agent, who were granted 303,172 warrants as part of their fee. The warrants have an exercise price of $3.40 per share and expire on November 24, 2008.

(3)  Consists of (a) 200,000 shares of common stock issuable upon exercise of currently exercisable warrants at $0.25 per share which expire November 11, 2005, which were paid to Mr. Begley in consideration for his deferral of rights to receive quarterly principal payments until September 24, 2003 on a Term Loan and Promissory Note Agreement with the Company and (b) 254,110 shares issuable upon exercise of currently exercisable warrants at $0.40 per share which expires on July 23, 2008.

(4)  Consists of 40,000 shares of common stock issuable upon exercise of currently exercisable warrants at $0.33 per share which expire in May, 2006. The warrants were issued as consideration for Mr. Lyall extending the maturity date of a 90-day Term Loan and Promissory Note Agreement with the Company.

(5)  Consists of 225,000 shares of common stock issuable upon exercise of currently exercisable warrants at $0.33 per share which expire in June, 2008. The warrants were issued as consideration for past and future printing, marketing and public relations services performed by Direct Focus Marketing Comm., Inc., a subsidiary of MH Holdings, on behalf of the Company.

(6)  Consists of 150,000 shares issuable upon exercise of currently exercisable warrants at $.33 per share which expire in June 2008.

(7)  Consists of (a) 193,253 shares issuable upon exercise of currently exercisable warrants at $0.40 per share which expires in July 2008 and (b) 150,000 shares of common stock issuable upon exercise of currently exercisable warrants at $0.25 per share which expire in November, 2005, which were issued to Lloyd Berhoff in consideration for his deferral of rights to receive quarterly principal payments until November 28, 2003 on a one-year Term Loan and Promissory Note Agreement.

(8)  Consists of 16,666 shares issuable upon exercise of currently exercisable warrants at $1.75 per share which expire in November 2006.

(9)  Consists of 23,333 shares issuable upon exercise of currently exercisable warrants at $1.75 per share which expire in November 2006.

(10) Consists of 10,833 shares issuable upon exercise of currently exercisable warrants at $1.75 per share which expire in November 2006.

(11) Consists of 282,500 shares issuable upon exercise of currently exercisable warrants at $1.75 per share which expire in November 2006.

(12) Consists of 333,334 shares issuable upon exercise of currently exercisable warrants at $1.75 per share which expire in November 2006. According the Schedule 13G/A filed by such Selling Stockholder on November 24, 2004, the Selling Stockholder beneficially owns 1,763,667 shares prior to this offering. Assuming that all the shares offered by such Selling stockholder are sold, such Selling Stockholder will continue to own 1,430,333 shares after this offering.

(13) Consists of 166,667 shares issuable upon exercise of currently exercisable warrants at $1.75 per share which expire in November 2006.

(14) Consists of 40,000 shares issuable upon exercise of currently exercisable warrants at $0.65 per share which expire in October 2006.

PLAN OF DISTRIBUTION

The shares being offered by the Selling Stockholders will be sold from time to time in one or more transactions (which may involve block transactions):

•	on the OTC Bulletin Board or on such other market on which the common stock may from time to time be trading,
•	in privately-negotiated transactions,
•	short sales, or
•	any combination of the above.

The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price, at negotiated prices or such other price as the Selling Stockholders determine from time to time. The shares may also be sold pursuant to Rule 144. The Selling Stockholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Stockholders may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a Selling Stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the shares offered by this prospectus will be issued to, or sold by, the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered by this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

The Selling Stockholders, alternatively, may sell all or any part of the shares offered by this prospectus through an underwriter. No Selling Stockholder has entered into an agreement with a prospective underwriter. If a Selling Stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revision to this prospectus.

The Selling Stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by the Selling Stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

DESCRIPTION OF CAPITAL STOCK

The following description of our securities and various provisions of our Certificate of Incorporation are summaries and are not necessarily complete. Reference is made to the Certificate of Incorporation, a copy of which has been filed with the SEC as an exhibit to our registration statement of which this prospectus constitutes a part, for a more complete description.

Our authorized capital stock consists of (a) 70,000,000 shares of common stock, par value $0.001 per share, of which 49,610,803 shares were issued and outstanding as of March 10, 2005 and (b) 5,000,000 shares of preferred stock, par value $0.001 per share. 4,100,000 shares of our preferred stock have been designated Series A convertible preferred stock, of which all were issued but none are currently outstanding, as all converted to common stock.

Common Stock

Holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. The common stock carries no preemptive rights and is not convertible, redeemable or assessable. The holders of common stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of legally available funds. If we go into liquidation, dissolution or winding up, the holders of common stock are entitled to ratably receive the net assets available after payment or provision for payment of all debts and other liabilities, subject to prior rights of holders of preferred stock then outstanding, if any. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock which may be issued in series with the powers, designations, preferences and relative rights of each series to be provided for in resolutions adopted by the board of directors pursuant to the authority to do so set forth in our Certificate of Incorporation.

Our Board of Directors approved a certificate of designation creating a series of preferred stock designated as the Series A convertible preferred stock, and authorizing the issuance of up to 4,100,000 shares of Series A convertible preferred stock, which was filed with the Delaware Secretary of State effective January 26, 2000. All preferred shares have been converted to common shares and none are currently outstanding.

Warrants

As of March 10, 2005, we had warrants to purchase 5,873,885 shares of our common stock outstanding (including those to the Selling Shareholders). The warrants contain exercise prices ranging from $0.25 to 3.40 per share, and expire between November 2005 and June 2008.

Options

As of March 10, 2005, we had outstanding options to purchase 1,994,980 shares of our common stock, consisting of 1,968,865 options under the 2001 Plan and 26,115 options outstanding under our Supplier Plan.

Registration Rights

Under a Convertible Promissory Note and Loan Agreement with the holders of the convertible promissory notes, we agreed to register the shares of common stock issuable upon conversion of the Promissory Notes. A prior registration statement has been filed by the Company which satisfied this obligation. The Convertible Promissory Note and Loan Agreement required us to file a registration statement with respect to the shares within ninety days (90) of the note holder advancing the principal amount of the loan to the Company. We must keep the registration statement effective until all of the common stock offered pursuant to such registration statement has been sold. We are responsible for the payment of all of our fees and costs associated with the registration of the common stock covered by the registration statement.

Under Subscription Agreements entered into in connection with the Company's June 2003 private placement of units consisting of common stock and five-year warrants to purchase common stock at $.33 per share, we agreed to register the shares of common stock issued and issuable upon exercise of the warrants. A prior registration statement was filed by the Company which satisfied this obligation. The Subscription Agreements required the Company to cause a registration statement with respect to the shares to become effective within one hundred thirty-five days (135) of the final closing date of the private placement. We must also keep the registration statement effective for a period of eighteen (18) months. We are responsible for the payment of all of our fees and costs associated with the registration of the common stock covered by the registration statement.

Under Subscription Agreements entered into in connection with the Company's November 2003 private placement of units consisting of common stock and three-year warrants to purchase common stock at $1.75 per share, we agreed to register the shares of common stock issued and issuable upon exercise of the warrants. This prospectus is part of the registration statement intended to satisfy this obligation. The Subscription Agreements require the Company to cause a registration statement with respect to the shares to become effective within one hundred thirty-five days (135) of the final closing date of the private placement. We must also keep the registration statement effective for a period of eighteen (18) months. We are responsible for the payment of all of our fees and costs associated with the registration of the common stock covered by the registration statement.

Under purchase agreements entered into in connection with the Company's November 2004 private placement of units consisting of common stock and three-year warrants to purchase common stock at $3.40 per share, we agreed to register the shares of common stock issued and issuable upon exercise of the warrants. The purchase agreements required the Company to cause a registration statement with respect to the shares to become effective within one hundred thirty-five days (135) of the final closing date of the private placement. We must also use our best efforts to keep the registration statement effective for a period of two years. We are responsible for the payment of all of our fees and costs associated with the registration of the common stock covered by the registration statement.

Section 203 of the Delaware General Corporation Law

If our common stock is authorized for quotation on the NASDAQ Stock Market, we will be subject to the provisions of Section 203 of the Delaware Corporation Law ("Section 203") regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are quoted on the NASDAQ Stock Market, from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" (a stockholder who acquired 15% or more of a corporation's outstanding voting stock without the prior approval of a corporation's board of directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation, or an express provision in its bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the application of Section 203.

Charter Provisions with Potential Anti-Takeover Effects

Our Certificate of Incorporation contains provisions that may have the effect of discouraging certain transactions involving an actual or threatened change in control of our company. The Certificate of Incorporation grants to the board of directors the authority to issue shares of preferred stock in one or more series without stockholder approval. The ability to issue such preferred stock could have the effect of discouraging unsolicited acquisition proposals or making it more difficult for a third party to commence such acquisition.

TRANSFER AGENT AND REGISTRAR

Corporate Stock Transfer Corp. is the transfer agent and registrar for our common stock.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

LEGAL MATTERS

The validity of the issuance of common stock offered by this prospectus has been passed upon for us by Schulte Roth & Zabel LLP, New York, New York.

EXPERTS

The consolidated financial statements of MDU Communications International, Inc. and subsidiaries as of September 30, 2004 and 2003 and for the years then ended included in this Prospectus have been audited by J.H. Cohn LLP, independent registered public accounting firm, as stated in their report thereon, also included in this Prospectus, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission (SEC) a registration statement on Form SB-2. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract, agreement or other document of MDU Communications, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may review a copy of the registration statement, including exhibits, at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-80 0-SEC-0330 for further information on the operation of the public reference rooms.

We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC.

Our SEC filings and the registration statement can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov which contains reports, proxy and information statements and other information regarding registrants that are filed electronically with the SEC.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of MDU Communications International, Inc., as of and
for the Years Ended September 30, 2004 and 2003:

Condensed Consolidated Financial Statements of MDU Communications International, Inc., as of and
for the Three Months Ended December 31, 2004 and 2003 (Unaudited):

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
MDU Communications International, Inc.

We have audited the accompanying consolidated balance sheets of MDU Communications International, Inc. and Subsidiaries as of September 30, 2004, and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MDU Communications International, Inc. and Subsidiaries as of September 30, 2004 and 2003, and their results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Roseland, New Jersey December 9, 2004	By: /s/ J.H. Cohn LLP J.H. Cohn LLP

MDU COMMUNICATIONS INTERNATIONAL, INC.
Consolidated Balance Sheets
September 30, 2004 and 2003

	September 30,	September 30,
	2004	2003

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,705,722	$507,775
Accounts receivable- trade, net of allowance of $76,319 and $72,605	938,652	348,332
Prepaid expenses and deposits	98,834	463,314
TOTAL CURRENT ASSETS	5,743,208	1,319,421

Telecommunications equipment inventory	325,218	255,878
Property and equipment, net of accumulated depreciation of $2,771,311 and $1,633,234	6,401,833	3,736,680
Intangible assets, net of accumulated amortization of $1,407,621 and $925,534	3,226,217	1,081,982
TOTAL ASSETS	$15,696,476	$6,393,961

LIABILITIES and STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$609,115	$489,275
Other accrued liabilities	548,907	700,171
Current portion of notes payable, net of debt discount of $14,645		86,653
Current portion of deferred revenue	615,995	373,513
Current portion of capital lease obligations	58,280	94,721
TOTAL CURRENT LIABILITIES	1,832,297	1,744,333

Deferred revenue, net of current portion	43,700	206,428
Capital lease obligations, net of current portion	49,615	—
TOTAL LIABILITIES COMMITMENTS AND CONTINGENCIES	1,925,612	1,950,761

STOCKHOLDERS' EQUITY
Preferred stock, par value $0.001; 5,000,000 shares authorized	—	—
Common stock, par value $0.001; 70,000,000 and 50,000,000 shares authorized, 42,672,671 and 27,751,479 shares issued and outstanding	42,673	27,750
Additional paid-in capital	40,848,361	21,822,509
Unearned compensation	(2,129,844)	(83,333)
Accumulated deficit	(24,990,326)	(17,323,726)
TOTAL STOCKHOLDERS' EQUITY	13,770,864	4,443,200
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$15,696,476	$6,393,961

See accompanying notes to the consolidated financial statements

MDU COMMUNICATIONS INTERNATIONAL, INC.
Consolidated Statements of Operations
For the Years Ended September 30, 2004 and 2003

	2004	2003
		(restated)
REVENUE	$4,490,235	$4,124,394

OPERATING EXPENSES
Direct costs	1,391,464	1,060,198
Sales expenses	884,523	353,980
Customer service expenses	1,268,694	1,075,255
General and administrative expenses
(including non-cash charges of $2,729,741 and $835,168 )	4,286,567	2,278,818
Depreciation and amortization	1,620,164	1,264,792
TOTALS	9,451,412	6,033,043

OPERATING LOSS	(4,961,177)	(1,908,649)

Other income (expense)
Gain on sale of customers	—	869,259
Gain on settlement of accounts payable	33,840	175,011
Loss on extinguishment of notes	—	(174,472)
Interest income	48,033	4,746
Interest expense (including non-cash interest charges of
$2,735,796 and $914,779 )	(2,755,115)	(998,659)
Minority interest	—	(84,943)
Other	(32,181)	—
NET LOSS	$(7,666,600)	$(2,117,707)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.20)	$(0.09)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	37,607,929	22,788,924

See accompanying notes to the consolidated financial statements

MDU COMMUNICATIONS INTERNATIONAL, INC.
Consolidated Statements of Stockholders' Equity
For the Years Ended September 30, 2004 and 2003

	Common stock
	Shares	Amount	Additional paid-in capital	Unearned compensation	Accumulated deficit	Total
Balance, October 1, 2002	19,539,136	$19,539	$18,506,291		$(15,206,019)	$3,319,811
Conversion of notes payable and accrued interest	3,447,506	3,447	1,165,545			1,168,992
Issuance of common stock for accrued compensation	944,559	945	197,896			198,841
Issuance of common stock as partial settlement of accounts payable	140,000	140	26,460			26,600
Issuance of warrants in connection with issuance of notes payable			89,550			89,550
Issuance of warrants in connection with extinguishment of notes payable			174,472			174,472
Issuance of common stock through private placement	3,300,000	3,300	660,637			663,937
Effect of variable accounting for options			714,130			714,130
Issuance of common stock for warrants exercised	94,653	93	8,507			8,600
Issuance of common stock for options exercised	285,625	286	131,771			132,057
Issuance of options and warrants in exchange for services			147,250	$(147,250)		-
Amortization of unearned compensation				63,917		63,917
Net loss					(2,117,707)	(2,117,707)
Balance, September 30, 2003	27,751,479	27,750	21,822,509	(83,333)	(17,323,726)	4,443,200
Conversion of notes payable and accrued interest	78,314	79	25,765			25,844
Issuance of common stock as settlement of accounts payable	40,135	40	28,054			28,094
Issuance of common stock for accrued compensation	103,353	103	79,031			79,134
Issuance of common stock for compensation	182,190	182	413,284	(405,626)		7,840
Issuance of common stock for services	100,000	100	229,900			230,000
Issuance of common stock and warrants in connection with private placement	4,829,064	4,829	8,344,785			8,349,614
Issuance of common stock for warrants exercised, including effects of cashless exercises	7,997,067	7,998	5,299,477			5,307,475
Issuance of common stock for options exercised, including effects of cashless exercises	1,091,069	1,092	605,009			606,101
Effect of variable accounting for options			1,527,147			1,527,147
Issuance of common stock, options and warrants in exchange for services	500,000	500	2,473,400	(2,398,700)		75,200
Amortization of unearned compensation				757,815		757,815
Net loss					(7,666,600)	(7,666,600)
Balance, September 30, 2004	42,672,671	$42,673	$40,848,361	$(2,129,844)	$(24,990,326)	$13,770,864

See accompanying notes to the consolidated financial statements

MDU COMMUNICATIONS INTERNATIONAL, INC.
Consolidated Statements of Cash Flows
Years ended September 30, 2004 and 2003

	For the year ended September 30,
	2004	2003
OPERATING ACTIVITIES
Net loss	$(7,666,600)	$(2,117,707)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for doubtful accounts	131,739	57,121
Depreciation and amortization	1,620,164	1,264,792
Amortization of unearned compensation	757,815	63,917
Effect of variable accounting for stock options	1,527,147	714,130
Issuance of common stock, options and warrants in exchange of services	313,040	—
Charge to common stock, interest expense for amortization of deferred finance costs and debt discount	14,645	914,779
Charge to interest expense from cashless exercise of warrants	2,721,151	—
Minority interest	—	84,943
Gain on settlement of accounts payable	(33,840)	(175,011)
Loss on extinguishment of notes payable	—	174,472
Gain on sale of customers	—	(869,259)
Changes in operating assets and liabilities:
Accounts receivable	(618,957)	635,240
Prepaid expenses and deposits	364,480	18,336
Accounts payable	157,866	(15,943)
Other accrued liabilities	(71,566)	242,067
Deferred revenue	79,754	(328,754)
Net cash provided by (used in) operating activities	(703,162)	663,123
INVESTING ACTIVITIES
Purchase of property and equipment	(2,132,351)	(1,465,853)
Proceed from sale of customers and property and equipment	—	1,443,522
Acquisition of other assets	(319,232)	—
Acquisition of Direct Satellite, Inc.	(2,515,000)	—
Acquisition of PCM, Inc.	(1,455,691)	—
Contributions to joint venture	—	(73,589)
Distributions from joint venture	—	27,300
Purchase of remaining interest in joint venture	—	(319,625)
Net cash used in investing activities	(6,422,274)	(388,245)
FINANCING ACTIVITIES
Payments of notes payable	(91,721)	(793,045)
Proceeds from issuance of notes payable	—	250,000
Proceeds from private placements of common stock and warrants	8,349,614	663,937
Proceeds from options exercised	606,100	132,057
Proceeds from warrants exercised	2,586,328	8,600
Payments of capital lease obligations	(126,938)	(127,929)
Net cash provided by financing activities	11,323,383	133,620
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,197,947	408,498
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	507,775	99,277
CASH AND CASH EQUIVALENTS, END OF YEAR	$4,705,722	$507,775

	2004	2003

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
FINANCING ACTIVITIES:

Conversion of notes payable and accrued interest into 78,314 and 3,447,506 shares of
common stock	$25,844	$1,168,992

Issuance of 103,353 and 944,559 shares of common stock for accrued compensation	$79,134	$198,841

Issuance of 40,135 and 140,000 shares of common stock as settlement of accounts
payable	$28,094	$26,600

Issuance of 1,807,450 and 74,653 shares of common stock for cashless
exercises	$2,721,151	$0

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid	$19,319	$83,880

See accompanying notes to the condensed consolidated financial statements

MDU COMMUNICATIONS INTERNATIONAL, INC.
Notes to Consolidated Financial Statements

1. BUSINESS

MDU Communications International, Inc. and its subsidiaries (the "Company") provide delivery of digital satellite television programming and high-speed (broadband) Internet service to residents of multi-dwelling unit properties ("MDUs") such as apartment buildings, condominiums, gated communities, hotels and universities.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and reflect the significant accounting polices described below:

(a) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are used for, but not limited to, revenue recognition with respect to a new subscriber activation subsidy, allowance for doubtful accounts, fair value of equity instruments and valuation of deferred tax assets and long lived assets. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, MDU Communications Inc., MDU Communications (USA) Inc. and Avalon Digital Joint Venture (the "Joint Venture"). All inter-company balances and transactions are eliminated.

(c) Property and Equipment

Telecommunications equipment inventory consists of receivers and other supplies that will either be sold or installed by the Company under subscription agreements and, accordingly, is not depreciated. Such inventory is stated at the lower of cost or market. The cost of inventory sold or transferred to telecommunications equipment upon installation in connection with subscription agreements is determined on a first-in, first-out basis.

Property and equipment are recorded at cost less accumulated depreciation and amortization. Direct costs of placing telecommunications equipment into service and major improvements are capitalized. Costs of connecting and disconnecting service are expensed. Depreciation and amortization of property and equipment is provided using the straight-line method over the estimated useful lives as follows:

Telecommunications equipment, installed	7 years
Computer equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years

(d) Investment in Joint Venture

During the fourth quarter of the year ended September 30, 2003, the percentage of the Company's ownership interest in the Joint Venture increased from 50% to 100%.  The acquisition of the controlling interest was accounted for retroactively as of the beginning of the year ended September 30, 2003 pursuant to the purchase method and, accordingly, the Joint Venture became a consolidated subsidiary of the Company effective October 1, 2002 instead of an investment accounted for pursuant to the equity method. The accompanying consolidated financial statements for the year ended September 30, 2003 have been retroactively restated for the effects of the allocation of the purchase price of approximately $320,000 to the fair value of the net assets acquired as of October 1, 2002 which increased/(decreased) the consolidated balance sheet as of that date as follows:

Cash and cash equivalents	$15,672
Accounts receivable, net	285,637
Property and equipment, net	751,762
Investment in joint venture	(311,466)
Total	$741,605
Accounts payable	$282,184
Other accrued liabilities	20,243
Deferred revenue	127,596
Minority interest	311,582
Total	$741,605

(e) Intangible Assets

Intangible assets consist of acquired building access agreements and subscriber lists and are being amortized on the straight-line basis over five years.

(f) Long-lived Assets

The Company performs a review for the impairment of long-lived assets with definitive lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under Statement of Financial Accounting Standards ("SFAS") 144 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," an impairment loss is recognized when estimates of future undiscounted cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. No impairment losses were identified by the Company for the years ended September 30, 2004 and 2003.

(g) Revenue Recognition

The Company recognizes revenue for satellite programming and other services to customers in the period the related services are provided when the amount of revenue is determinable and collection is reasonably assured.

The Company offers installation services to building owners and managers for the construction of wiring and installation of equipment to allow for telecommunications services, including the sale of related equipment. Revenue from the sale of equipment is recognized when title transfers and installation revenue is recognized in the period that the services are performed when the amount of revenue is determinable and collection is reasonably assured.

In certain arrangements with suppliers of satellite programming or other services, the Company does not bear inventory or credit risk in connection with the service provided to the customer.  For those arrangements where the Company does not act as a principal in the transaction, such revenue is recorded on the net basis and, accordingly, the amount of revenue is equivalent to the contractual commission earned by the Company. Revenues from providing services under contracts where the Company acts as a principal in the transaction, exercises pricing control and bears the risk of collection are recorded based on the gross amount billed to the customer when the amount is determinable.

On September 29, 2003, the Company entered into a new System Operator Agreement with DIRECTV, Inc. for the delivery of DIRECTV digital satellite programming. The new agreement contains several material contractual changes from the previous agreement that significantly affect how the Company accounts for this revenue. First, the upfront activation commission that the Company receives from DIRECTV for each new subscriber will now be paid to the Company based on "gross" subscriber additions instead of "net" subscriber additions in a given month. However, the Company must obtain an annual commitment from a subscriber for DIRECTV programming in order to receive the commission. Second, due to this change, the commission can be proportionally "charged back" by DIRECTV only if a subscriber disconnects within the annual commitment period. Because after twelve months no portion of the commission can be "charged back," as of October 1, 2003, the Company began recognizing this revenue over one year instead of the four year period used prior to the new agreement.

The Company provides an allowance for doubtful accounts equal to the estimated collection losses based on historical experience coupled with a review of the current status of existing receivables.

(h) Loss Per Common Share

The Company presents "basic" earnings (loss) per share and, if applicable, "diluted" earnings per share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic earnings (loss) per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding for the period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options and warrants, and the conversion of promissory notes, were issued during the period and other related adjustments were made.

For the year ended September 30, 2004 and 2003, basic and diluted loss per common share are the same as the Company had net losses for these periods and the effect of the assumed exercise of options or warrants would be anti-dilutive. As of September 30, 2004, the Company had options and warrants that were exercisable (or potentially exercisable) into 6,765,654 shares of common stock (4,226,348 from warrants and 2,539,306 from options). There were 12,360,677 potentially dilutive common shares (9,467,363 from warrants; 2,815,000 from options; 78,314 from convertible notes) as of September 30, 2003.

(i) Foreign Exchange

Effective September 30, 2001, the Company adopted the United States dollar as its functional and reporting currency since a majority of the Company's revenues, expenses, assets and liabilities are in the United States and the focus of the Company's operations is in that country. Previously, the Company's functional and reporting currency was Canadian dollars. Assets and liabilities in foreign currencies (primarily Canadian dollars) are translated using the exchange rate at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the year. Gains and losses from foreign currency transactions and translation for the years ended September 30, 2004 and 2003 and cumulative translation gains and losses as of September 30, 2004 and 2003 were not material.

(j) Stock-Based Compensation

As permitted under SFAS 123, "Accounting for Stock-Based Compensation,"("SFAS 123") the Company has accounted for employee and director stock options using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," ("APB 25") and has made the pro forma disclosures required by SFAS 123 in Note 4. Under APB 25, compensation charges arise from those situations where options are granted to employees and directors at an exercise price lower than the quoted market price of the underlying common shares. These amounts are amortized as a charge to operations over the vesting periods of the related stock options.

For stock options with cashless exercise provisions and options that have been re-priced that are subject to variable plan accounting, the Company recognizes a charge or credit to compensation expense for the increase or decrease in the intrinsic value of the option in each period. The intrinsic value is represented by the excess of the market price of the Company's stock over the exercise price of the option.

Stock-based compensation charges to other than employees are recorded over the period that the related stock option or warrant is earned. The amount of the compensation is based on the fair value of the option or warrant at the applicable measurement date.

(k) Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and short-term notes with original maturities at the date of acquisition of 90 days or less that have insignificant interest rate risk.

(l) Fair Value of Financial Instruments

The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable, other accrued liabilities, notes payable and capital lease obligations at September 30, 2004 and 2003 are estimated to approximate their carrying values due to the relative liquidity or short-term nature of these instruments.

(m) Credit Concentration

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.

The Company places its cash and cash equivalents with high credit quality institutions.  At September 30, 2004, the Company has cash balances that exceed Federally insured limits in the amount of approximately $4,959,000. Accounts receivable from DIRECTV (see Note 6) at September 30, 2004 and 2003, respectively, represented 28% and 25% of total trade accounts receivable. Revenues realized from DIRECTV represented 24% and 18% of total revenues in the years ended September 30, 2004 and 2003, respectively. Management believes the Company has an adequate allowance for potential losses from such concentration.

(n) Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

(o) Impact of Recently Issued Accounting Standards

The Financial Accounting Standards Board and the Emerging Issues Task Force (the "EITF") have issued certain accounting pronouncements as of September 30, 2004 that will become effective in subsequent periods; however, management of the Company does not believe that any of those pronouncements would have significantly affected the Company's financial accounting measurements or disclosures had they been in effect during 2004 and 2003, and it does not believe that any of those pronouncements will have a significant impact on the Company's consolidated financial statements at the time they become effective.

(p) Reclassifications

Certain prior year amounts have been reclassified to conform to the presentations in the consolidated financial statements as of and for the year ended September 30, 2004.

3. NOTES PAYABLE

There were no notes payable outstanding as of September 30, 2004.

Notes payable under term loans and convertible promissory notes payable outstanding as of September 30, 2003 consisted of the following:

6.5% note under term loan due in installments through March 3, 2004(a)	$9,239
11% note under term loan due in installments through February 15, 2004(b)	8,521
9% note under term loan due in installments through October 10, 2003(c)	2,322
12% note under term loan due in installments through May 15, 2004(d)	39,541
9% note under term loan due in installments through September 30, 2004(e)	15,085
9% convertible notes due in installments through January 24, 2004, net of unamortized debt discount of $14,645(f)	10,355
9% note under term loan due in installments through October 1, 2003(g)	1,590
Total, net of unamortized debt discount of $14,645	$86,653

(a)
On February 24, 2003, the Company entered into a Term Loan and Promissory Note Agreement with a supplier for $22,174. The note had a term of one year with twelve equal monthly payments of principal and earned interest at a stated rate of 6.5%.

(b)
On February 20, 2003, the Company entered into a Term Loan and Promissory Note Agreement with a supplier for $21,724. The note had a term of one year with twelve equal monthly payments of principal and earned interest at a stated rate of 11%.

(c)
On January 10, 2003, the Company entered into a Term Loan and Promissory Note Agreement with a supplier for $23,215. The note had a term of ten months with ten equal monthly payments of principal and earned interest at a stated rate of 9%.

(d)
On May 15, 2003, the Company entered into a Term Loan and Promissory Note Agreement with a supplier for $59,311. The note had a term of twelve months with twelve equal monthly payments of principal and earned interest at a stated rate of 12%.

(e)
On September 30, 2002, the Company entered into a Term Loan and Promissory Note Agreement with a supplier for $30,165. The note had a term of two years with eight equal quarterly payments of principal and earned interest at a stated rate of 9%. The note was secured by certain assets and equipment.

(f)
On January 24, 2002, the Company entered into a Convertible Promissory Note and Loan Agreement with Roselink Investors, LLC ("Roselink") for $100,000. The Promissory Note was for two years at a stated interest rate of 9%, with quarterly repayment of principal and earned interest. If the Company did not make the quarterly payment of principal and earned interest, it automatically converted to common stock at a conversion price of $0.33 per share. Because payments were not made, they automatically converted. A total of 78,314 and 166,825 common shares were issued for this obligation during the years ended September 30, 2004 and 2003, respectively.

(g)
On August 8, 2003, the Company entered into a Term Loan and Promissory Note Agreement with a consultant for $4,770. The note had a term of three months with three equal monthly payments of principal and earned interest at a stated rate of 9%.

On December 30, 2002, the Company entered into a Term Loan and Promissory Note Agreement with a supplier for $55,000 on an outstanding invoice of $95,000. As additional consideration, the Company issued 140,000 shares of common stock with a fair value of $26,600. As of September 30, 2003, all payments of principal and interest had been made and the Company had no further obligation under the terms of the note.

On February 28, 2003, the Company entered into a Term Loan and Promissory Note Agreement for $125,000. The note had an original term of 90 days with interest at a stated rate of 16%.  On May 28, 2003, the Company renegotiated and extended the term to 180 days and as additional compensation, issued warrants to purchase 40,000 shares of common stock at $.33 per share through May 28, 2006. Such warrants had a fair value of $10,800 using a Black-Scholes option pricing model  which was initially recorded as a debt discount with an offsetting increase to additional paid-in capital. As of September 30, 2003, all payments of principal and interest had been made and the Company had no further obligation under the terms of the note.

On February 28, 2003, the Company entered into a Term Loan and Promissory Note Agreement for $125,000. The note had an original term of 90 days with interest at a stated rate of 16%. In connection therewith, warrants to purchase 25,000 shares of common stock at an exercise price of $.33 per share through February 28, 2006 were issued. Such warrants had a fair value of $5,500 using a Black-Scholes option pricing model which was initially recorded as a debt discount with an offsetting increase to additional paid-in capital.  On May 28, 2003, the Company renegotiated and extended the term to 180 days and as additional compensation, issued warrants to purchase 25,000 shares of common stock at $0.33 per share through May 28, 2006. Such warrants had a fair value of  $6,750 using a Black-Scholes option pricing model which was initially recorded as a debt discount with an offsetting increase to additional paid-in capital. As of September 30, 2003, all payments of principal and interest had been made and the Company had no further obligation under the terms of the note.

4. SHARE CAPITAL

Preferred Shares:

As of September 30, 2004, the Company was authorized to issue up to 5,000,000 shares of preferred stock with a par value of $.001 per share. The preferred stock may be issued in one or more series with dividend rates, conversion rights, voting rights and other terms and preferences to be determined by the Company's Board of Directors, subject to certain limitations set forth in the Company's Articles of Incorporation. However, there were no shares of preferred stock outstanding as of September 30, 2004.

Common Shares (unearned compensation):

On April 6, 2004 and May 7, 2004, respectively, the Company issued 250,000 shares of common stock to each of PDI Communications Inc. ("PDI") and B.A.A.M., LLC pursuant to an agreement executed on February 12, 2004 for future assistance over the next three years in establishing the Company's presence in the Southeast multi-dwelling unit market (see Note 15). The market value of the shares was $1,100,000 on the date of issuance, which resulted in a charge to unearned compensation and an increase in additional paid-in capital in that amount. The fair value of the shares of common stock is being amortized to expense over three years.

On June 2, 2004, the Company issued 178,690 shares of common stock to Cablecom/Spacelink in return for future consulting services over the next two year period in establishing the Company's presence in the Chicago multi-dwelling unit market. The market value of the shares was $405,626 on the date of issuance, which resulted in a charge to unearned compensation and an increase in additional paid-in capital in that amount. The fair value of the shares of common stock is being amortized to expense over two years.

Stock Option Plans:

(a) Suppliers' Stock Option Plan ("Suppliers' Plan"):

On December 31, 1998, the Company established a stock option plan pursuant to which certain key suppliers of the Company will be granted options on completion of specified activities. Under the terms of the Suppliers' Plan, eligible suppliers can earn options to purchase an aggregate of 250,000 common shares of the Company. As of September 30, 2003, all 250,000 options had been granted.  During the year ended September 30, 2003, the Board repriced 75,000 of the supplier options from $1.50 per share to $0.33 per share. As a result of such repricing, the Company is subject to variable accounting for such options and, accordingly has recognized a non-cash charge (credit) of $118,750 and ($500) during the years ended September 30, 2004 and 2003 respectively, based on changes in the fair value of the options subsequent to the date of repricing. As of September 30, 2004, there remain 76,115 options outstanding under the Suppliers' Plan.

(b) Employee Stock Option Plans ("Employee Plans"):

On November 24, 1998, the Company established Employee Plans whereby certain employees, officers and directors were granted options to purchase up to an aggregate of 600,000 common shares of the Company. On February 5, 2000, the Company approved the 2000 Incentive Stock Option Plan ("2000 Option Plan"). Under the 2000 Option Plan, the Company was authorized to grant certain employees, consultants, officers and directors of the Company and its affiliates options to purchase up to 4,000,000 common shares of the Company at $5.00 per share. The options have vesting periods ranging from immediate to three years after the grant date. Of the options originally authorized as part of the November 24, 1998 Employee Plans, 90,276 were redesignated to be included in the 2000 Option Plan.

On April 11, 2001, the Board of Directors approved the 2001 Stock Option Plan ("2001 Option Plan") to replace the 2000 Option Plan. The 2001 Option Plan is in all respects identical to the 2000 Option Plan, which had not been approved by a vote of the stockholders within one year of its adoption by the Board and therefore became ineffective. The 2001 Option Plan was approved by a vote of the stockholders at the Annual General Meeting on May 10, 2001.  In October 2000, the Board of Directors of the Company approved the re-pricing, at $2.00 per share, of the exercise price of all options previously granted at $5.00 per share under the 2000 Option Plan. On March 9, 2001, the Board of Directors approved the re-pricing, at $0.60 per share, of these same options. On April 11, 2001, the Board of Directors of the Company approved the re-pricing, at $0.60 per share, of all options previously granted to directors at $2.50 per share under the 2000 Option Plan.  During the year ended September 30, 2003, the Board of Directors approved the repricing of certain options previously granted to directors, officers, employees and consultants from $0.60 per share to $0.33 per share.  As of September 30, 2003, a total of 1,925,624 of the 2,565,000 shares subject to outstanding options under the 2001 Stock Option Plan had been repriced to $0.33 per share.  As a result of such repricing, the Company is subject to variable-plan accounting for such options and, accordingly, it recognized non-cash charges for compensation expense of $1,408,397 and $714,630 during the years ended September 30, 2004 and 2003, respectively, based on the net increases in the market value of the options subsequent to the respective dates of repricing.

On December 5, 2003, the Board of Directors of the Company granted a total of 135,000 options pursuant to the 2001 Option Plan to employees. These options have a five-year term and an exercise price of $1.35 per share (market price as of that date). On December 17, 2003, the Board of Directors of the Company granted certain independent Board member additional options as compensation for sitting on the Board for the next two years. Douglas Hooper and J.E. "Ted" Boyle each received 100,000 fully vested options at an exercise price of $1.28 per share, exercisable for five years. On June 4, 2004, the Board of Directors granted a total of 245,000 options pursuant to the 2001 Option Plan to employees.  These options have a five-year term and an exercise price ranging from $2.05 to $2.29 per share. On August 6, 2004, the Board of Directors granted a total of 141,000 options pursuant to the 2001 Option Plan to employees.  These options have a five-year term and an exercise price of $2.20 per share.

On August 5, 2004, the stockholders voted at the Annual General Meeting to increase the number of shares available under the 2001 Option Plan from 4.0 million to 5.6 million.

The Company accounts for its stock-based employee compensation plans under the intrinsic value method per APB 25 whereby compensation cost is initially recorded for the excess, if any, of the quoted market price of the common shares over the exercise price at the date of grant for all employee stock options issued. In addition, the Company is also required to record compensation charges and credits for stock options subject to variable plan accounting.

Since the Company has elected to continue to use the provisions of APB 25 in accounting for stock options granted to employees, it is required by SFAS 123 and SFAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," to present additional pro forma information showing effects on its historical results of operations of the use of a method that estimates the fair value of the options at the grant date and then amortizes the fair value to expense over the options' vesting period. Had the Company elected to recognize compensation expense based upon the fair value at the grant dates for awards under these plans, net loss and loss per common share would have been increased to the pro forma amounts shown in the table below.  The fair value of each grant was estimated on the date of grant using the Black-Scholes option pricing model and the assumptions set forth in Note 4(d).

	Years ended September 30,
	2004	2003
Net loss as reported	$(7,666,600)	$(2,117,707)
Add: stock-based employee compensation expense included in net loss, net of related tax effects	1,408,397	714,630
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(385,320)	(135,892)
Pro forma net loss	$(6,643,523)	$(1,538,969)
Basic and diluted net loss per share:
As reported	$(0.20)	$(0.09)
Pro forma	$(0.18)	$(0.07)

(c) Issuance of Options to Consultants:

On February 28, 2003, the Company granted five-year options to purchase a total of 25,000 shares of common stock under the 2001 Option Plan to a consultant in exchange for services. The options were originally granted at an exercise price of $0.60 per share but were repriced on July 23, 2003 at $0.33 per share. The fair value of the options, as calculated using a Black-Scholes option pricing model in accordance with SFAS 123 (See Note 4(d)), was $3,750, which was charged to general and administrative expenses in the year ended September 30, 2003.

On January 17, 2003, the Company granted options to purchase a total of 150,000 shares of common stock under the 2001 Option Plan to a consultant in exchange for services. Options to purchase 75,000 shares became vested immediately and exercisable at $0.60 per share and options to purchase the remaining 75,000 shares vest over one year and are exercisable at $1.00 per share.  All of these options expire in two years from the date of grant. The fair value of the options, as calculated using a Black-Scholes option pricing model in accordance with SFAS 123 (See Note 4(d)) was $18,750, which was charged to general and administrative expenses in the year ended September 30, 2003.

(d) Other Stock Option Activity:

The Employees' Plans were initially authorized to issue a total of 4,000,000 shares and the Suppliers' Plan was authorized to issue a total of 250,000 shares. The following table summarizes all of the Company's stock option activity during the years ended September 30, 2004 and 2003:

	Options Available For Issuance	Number of Options Outstanding	Options Exercised	Weighted Avg. Exercise Price Per Share
Outstanding at Sept. 30, 2002	1,302,250	2,822,750	125,000	$0.68
Granted (weighted average fair value of $0.34 per share)	(390,000)	390,000	—	$0.33
Cancelled (A)	2,000,624	(2,000,624)		0.83
Granted (A)	(2,000,624)	2,000,624		0.36
Expired	112,125	(112,125)		0.60
Exercised (C)	—	(285,625)	285,625	$0.46
Outstanding at Sept. 30, 2003	1,024,375	2,815,000	410,625	$0.44
Granted (weighted average fair value of $1.70 per share) (B)	(821,000)	821,000	—	$1.62
Expired	5,625	(5,625)		0.33
Exercised (C)	—	(1,091,069)	1,091,069	$0.56
Increase in available shares	1,600,000	--
Outstanding at Sept. 30, 2004 (D)	1,809,000	2,539,306	1,501,694	$0.77

(A) - Includes options to purchase 1,769,624 shares of common stock that were re-priced from an exercise price of $0.60 per share to an exercise price of $0.33 per share; options to purchase 206,000 shares that were re-priced from an exercise price of $2.50 to an exercise price of $0.60 per share; and options to purchase 25,000 shares of common stock that were re-priced from an exercise price of $1.50 per share to an exercise price of $0.33 per share.

(B) - The intrinsic value of these options, which were granted to directors and employees, of $288,700 was initially charged to unearned compensation with a corresponding increase in additional paid-in capital. The intrinsic value will be amortized to expense over the respective periods of service.

(C) - The Company received cash payments of $606,100 and $132,057 for the years ended September 30, 2004 and 2003, respectively, upon the exercise of these options.

(D) - As discussed above, the Company re-priced certain options, and as a result, such options were subject to variable accounting provisions.  Accordingly, during the years ended September 30, 2004 and 2003, the Company recognized charges to general and administrative expenses of $1,527,147 and $714,130, respectively, for the increase in market price per share of the Company's common stock.

As at September 30, 2004, the following stock options were outstanding:

Exercise Prices	Number Outstanding	Number Exercisable	Weighted- Average Remaining Contractual Life (years)
$0.33	1,552,191	1,351,356	1.66
0.60	150,000	150,000.33
0.65	100,000	50,000	4.25
1.28	325,000	222,917	4.25
1.75	12,375	12,375.50
2.00	13,740	13,740.50
2.05	145,000	12,083	4.75
2.20	141,000	-0-	4.92
2.29	100,000	8,333	4.77
Total	2,539,306	1,820,804

Warrants Issued:

During the years ended September 30, 2004 and 2003, the Company issued warrants to purchase 3,085,985 and 5,287,363 shares of common stock at a weighted average exercise price of $2.08 and $0.33 per share, respectively.

The following table summarizes all of the Company's warrant activity during the years ended September 30, 2004 and 2003:

	Number of Warrants Outstanding	Weighted Avg. Exercise Price Per Share ($)
Outstanding at September 30, 2002	4,577,500	0.42
Granted (B)	5,287,363	0.33
Expired	(165,000)	1.00
Cancelled (A)	(137,847)	.43
Exercised (A)	(94,653)	0.43
Outstanding at September 30, 2003	9,467,363	0.37
Granted (C)	3,085,985	2.08
Cancelled (D)	(329,933)	0.33
Exercised (D)	(7,997,067)	0.40
Outstanding at September 30, 2004	4,226,348	1.57
____________________

(A)
Certain of the warrants issued to investors contain cashless exercise provisions. During the year ended September 30, 2003, certain investors exercised warrants to purchase 232,500 shares of common stock pursuant to the cashless provision, therefore warrants to purchase 137,847 shares were canceled as payment for the exercise price of the 94,653 shares issued.  As the fair value of the warrants at the date of grant exceeded the fair value of the shares issued upon exercise, no additional compensation was recorded in the accompanying consolidated financial statements.

(B)	The Company granted the following warrants during the year ended September 30, 2003:

Warrant Holder	Number of Warrants	Exercise Price ($)	Expiry Date
William Begley (1)	200,000	0.25	11/26/05
Lloyd Berhoff (1)	150,000	0.25	11/26/05
Steve Mazur (1)	25,000	0.33	2/28/06
David Lyall (1)	40,000	0.33	5/28/06
Steve Mazur (1)	25,000	0.33	5/28/06
Steve Mazur (2)	250,000	0.33	6/10/08
MH Holdings (2)	250,000	0.33	6/10/08
June 30, 2003 Private Placement Warrant Holders (3)	3,900,000	0.33	6/24/08
William Begley (1)	254,110	0.40	7/23/08
Lloyd Berhoff (1)	193,253	0.40	7/23/08

____________________

(1) These warrants were issued in connection with notes payable.
(2) These warrants were issued pursuant to consulting agreements.  The fair value of such warrants of $125,000 as determined using a Black-Scholes option pricing model was initially charged to unearned compensation with an offsetting credit to additional paid-in capital.
(3) See description of private placement below.

(C)

In connection with the November 24, 2003 private placement described below, the Company issued warrants to purchase 1,100,001 shares of common stock at an exercise price of $1.75 per share that expire on November 24, 2006.

The Company issued warrants to purchase 40,000 shares of common stock for consulting services that had been provided by JRJ Capital. The warrants have an exercise price of $0.65 per share and expire on October 1, 2006. The fair value of the warrants was $75,200 on the date of grant, as calculated using a Black-Scholes option pricing model, which resulted in a charge to compensation expense and an increase in additional paid-in capital in that amount.

In connection with certain agreements, the Company issued warrants to purchase 500,000 shares of common stock at an exercise price of $1.84 per share that expire on February 12, 2008. These warrants vest quarterly over three years. The fair value of the warrants was $1,010,000 on the date of grant, as calculated using a Black-Scholes option pricing model, which resulted in a charge to unearned compensation and an increase in additional paid-in capital in that amount.

In connection with the May 27, 2004 private placement described below, the Company issued warrants to purchase 1,314,532 shares of common stock at an exercise price of $2.46 per share that expire on May 27, 2007. In addition, the Company issued similar warrants to purchase 131,452 shares of common stock to the placement agent as partial consideration for the placement fee.

(D)
During the year ended September 30, 2004, certain investors exercised warrants to purchase 2,072,117 shares of common stock with an exercise price of $0.33 per share, 4,017,500 shares of common stock with an exercise price of $0.43 per share, and 100,000 shares of common stock with an exercise price of $1.75 per share, and as a result, the Company received cash proceeds of $2,586,328.

Certain of the warrants issued to investors contain cashless exercise provisions. During the year ended September 30, 2004, certain investors exercised warrants to purchase 1,987,383 shares of common stock with an exercise price of $0.33 per share and 150,000 shares of common stock with an exercise price of $0.31 per share. Pursuant to the cashless provisions, warrants to purchase 329,933 shares were canceled as payment for the exercise price based on agreements with the investors and 1,807,450 shares were issued. In addition, the excess of the fair value of the shares issued at the date of exercise over the fair value of the warrants at the date of grant of $2,721,151 was recorded as a charge to interest expense.

Assumptions Used in Determining Fair Value of Stock Options and Warrants:

The fair value of the warrants issued in connection with the issuances of notes payable, the fair value of the options issued to employees used in connection with the computation of pro forma net loss and loss per common share and the fair value of the options and warrants issued to non-employees in exchange for consulting, marketing and financial services were estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions used for 2004 and 2003:

	2004	2003
Expected volatility	68%	127%
Risk-free interest rate	4.00%	4.75%
Expected years of option life	1 to 5	1 to 5
Expected dividends	0%	0%

Stock Purchase Plan:

On October 23, 2001, the Company established, and the Board of Director's approved, the 2001 Employee Stock Purchase Plan (the "Purchase Plan") whereby certain employees (i) whose customary employment is greater than 20 hours per week, (ii) are employed for at least six consecutive months, and (iii) do not own five percent or more of any class of Company stock can participate in the Purchase Plan and invest from one percent to fifty percent of their net pay, through payroll deduction, in Company common stock. In addition, participating employees can invest from one percent to one hundred percent of any Company bonus in Company common stock. Employees are limited to a maximum investment per calendar year of $25,000.

The maximum number of shares of Company common stock reserved under the Purchase Plan was originally 2,000,000 shares. On August 5, 2004, the stockholders voted to increase the number of shares available under the Purchase Plan to 2,800,000 shares. The Purchase Plan shall terminate in five years or (i) upon the maximum number of shares being issued, or (ii) sooner terminated per the discretion of the administrator. The purchase price per share under the Purchase Plan is equal to 85% of the fair market value of a share of Company common stock at the beginning of the purchase period or on the exercise date (the last day in a purchase period) whichever is lower.

During the years ended September 30, 2004 and 2003, the Company issued 42,703 and 424,875 shares respectively, to employees under the Purchase Plan. The aggregate purchase price for those shares of $41,531 and $83,976, respectively, was paid by the employees through the offset of the amount they owed for the shares against an equivalent amount the Company owed them for accrued salaries or severance. Funds derived from the employee purchase of Company common stock under the Purchase Plan can be used for general corporate purposes.

Shares Issued in Lieu of Salary of Executive Officer:

On January 29, 2003, the Company issued 169,533 shares to an executive officer to pay $50,250 of salary accrued as of September 30, 2002.

On August 5, 2003, the Company issued 207,843 shares to an executive officer to pay $36,000 of salary accrued during the year ending September 30, 2003.

On September 30, 2003, the Board of Directors authorized the grant of a $50,000 year-end bonus to the Chief Executive Officer with the option to take the bonus in cash or common shares at the purchase price used for the Employee Stock Purchase Plan.  The Chief Executive Officer elected to take the net effect of the bonus in common shares.  The Company issued 60,650 shares for this obligation on February 6, 2004.

Shares Issued for Settlement of Accounts Payable:

Pursuant to a settlement agreement with Direct Focus, a supplier, the Company issued 140,000 shares of common stock during the year ended September 30, 2003 with a fair value of $26,600 as partial settlement of an outstanding trade payable and recognized a gain of approximately $36,000, which is included in the gain on settlement of accounts payable of $175,011 in the accompanying consolidated statement of operations.

The Company issued 40,135 shares of common stock during the year ended September 30, 2004 with a fair value of $28,094 pursuant to agreements for settlements of outstanding trade accounts payable and recognized a gain of $33,840. The Company also issued 100,000 shares with a fair value of $229,900 to SCO Financial Group, LLC as settlement of an account payable and resulting litigation therefrom.

Shares Issued Pursuant to Private Placement:

On June 10, 2003, the Company began offering 11 units of common stock and warrants at $75,000 per unit to raise up to $825,000 through a Confidential Offering Memorandum with Casimir Capital L.P. as placement agent.  Each unit consisted of 300,000 common shares and warrants to purchase 300,000 common shares at an exercise price of $0.33 per share through June 2008. The Company closed the sale of all 11 units on June 30, 2003 and received proceeds of approximately $664,000, net of fees and expenses of approximately $161,000. The Company also issued 600,000 warrants to the placement agent for services in connection with the offering of the equity securities.  The Company issued 3,300,000 common shares for this obligation on June 30, 2003.

On November 24, 2003, the Company closed a private placement of its securities pursuant to a Confidential Offering Memorandum.  The placement was made up of 22 units with each unit consisting of 100,000 common shares and 50,000 warrants to purchase common shares at an exercise price of $1.75 per share.  The Company received net proceeds in the amount of $3,300,000 and issued 2,200,000 common shares at effectively $1.50 per share, and 1,100,001 warrants to purchase common shares.

On May 27, 2004, the Company closed a private placement of its securities pursuant to a Confidential Offering Memorandum. The placement was made up of 1,314,532 units with each unit consisting of two common shares and one three-year warrant to purchase common shares at an exercise price of $2.46 per share. The Company received net proceeds of $5,049,584 and issued 2,629,064 common shares at effectively $2.10 per share, and 1,314,532 warrants to purchase common shares.

5. COMMITMENTS AND CONTINGENCIES

(a) Litigation

The Company had previously been named as a defendant in a lawsuit by Whistler Cable Television captioned Whistler Cable Television Ltd. vs. MDU Communications Inc., in British Columbia, Canada, claiming damages for conversion, the return of personal property, an injunction and costs. Although the case was still pending on September 30, 2004, it was subsequently settled on or about October 28, 2004 for $10,000 Canadian.

During the year ended September 30, 2004, the Company also settled, on July 12, 2004, previously reported litigation captioned SCO Financial Group LLC v. MDU Communications International, Inc. As settlement, MDU paid $33,000 in cash, issued them 100,000 shares. As a result, the Company recorded a total charge of $230,000 in connection with the settlement.

(b)  Contracts

The Company has previously entered into a management agreement with a senior executive that provides for annual compensation, excluding bonuses, of $200,000. The Company can terminate this agreement at any time upon reasonable notice and the payment of an amount equal to 24 months of salary. In the event of a change in control of the Company, either party may, during a period of 12 months from the date of the change of control, terminate the agreement upon reasonable notice and the payment by the Company of an amount equal to 36 months of salary.

(c) Operating Leases

The Company is required to make future minimum rental payments of $100,762 during the year ending September 30, 2005 under a non-cancelable lease for its facilities. Rent expense under all operating leases amounted to $134,422 and $129,888, respectively, for the years ended September 2004 and 2003.

6. STRATEGIC ALLIANCE WITH DIRECTV

In May 2000, the Company entered into a long-term System Operator Agreement with DirecTV, Inc. ("DIRECTV"), a California company. On September 29, 2003, the Company entered into a new System Operator Agreement with DIRECTV, which replaced the System Operator Agreement previously executed by the Company and was due to initially expire on May 19, 2005.  The Company's contract with DIRECTV gives the Company a share of monthly net subscriber receipts, depending upon the number of active subscribers, from the sale of DIRECTV programming services, plus a commission for each new subscriber addition. The Company incurs only the costs associated with the implementation of its services and will not share any of DIRECTV's programming or broadcasting costs.

7. CAPITAL LEASE OBLIGATIONS

The Company finances certain equipment acquisitions through capital lease agreements that expire through 2007. During the year ended September 30, 2004, the Company entered into lease agreements for new equipment having a cost basis of $92,418.  In addition, the Company assumed capital leases for equipment with a remaining cost basis of $47,693. The following is a schedule by years of future minimum payments required under capital leases as of September 30, 2004:

Year Ending September 30,	Amount
2005	$68,408
2006	43,007
2007	11,927
Total minimum lease payments	123,342
Less amount representing interest	15,447
Present value of net minimum lease payments	107,895
Less current portion	58,280
Long-term portion	$49,615

The net book value of equipment under capital leases as of September 30, 2004 was $193,240 and is included in property and equipment.

8. ACQUISITIONS OF BUSINESSES, SUBSCRIBERS AND EQUIPMENT

On June 1, 2004, the Company acquired Direct Satellite, Inc. ("DSI") for $2.4 million in cash plus $115,000 of closing costs. DSI was primarily a private cable operator serving approximately 4,400 video and 400 high-speed Internet subscribers in 15 "Class A" multi-family properties signed to long term access agreements in the greater Chicago metropolitan area. The acquisition was accounted for under the purchase method and the assets, liabilities, revenues and expenses related to DSI were consolidated with the accounts of the Company effective June 1, 2004. Acquisition costs were allocated to the fair value of the net assets assumed as set forth below:

Property and equipment	$819,159
Amortizable intangible assets	1,695,841

Total Acquisition Cost	$2,515,000

The intangible assets were attributable to the building access agreements and customer lists. The intangible assets acquired are being amortized over five years. The Company also entered into a consulting agreement with Cablecom/Spacelink for the development of the company's presence in the area (see Note 3).

On September 20, 2004, the Company acquired PCM Acquisitions Corporation for $1,380,691 in cash plus $112,500 of closing costs. PCM was primarily a private cable operator serving approximately 3,200 subscribers. The acquisition included the accounts receivable and a pro-rated revenue and cost amount for the month of September 2004. Acquisition costs were allocated to the fair value of the net assets assumed as set forth below:

Accounts receivable	$102,821
Property and equipment	779,121
Amortizable intangible assets	611,249
Total	$1,493,191

The intangible assets were attributable to the building access agreements and customer lists. The intangible assets acquired are being amortized over five years.

The following table presents the unaudited pro forma results of operations for informational purposes for the years ended September 30, 2004 and 2003, assuming that the Company had acquired DSI and PCM at the beginning of the year ended September 30, 2003:

	2004	2003
Total Revenue	$5,716,785	$5,818,007
Net loss	(7,547,453)	(2,200,972)
Net loss per common share	$(0.20)	$(0.10)

The pro forma results of operations give effect to certain adjustments including amortization of purchased intangibles. This information may not necessarily be indicative of the future combined results of operations of the Company.

9. INVESTMENT IN AND TRANSACTIONS WITH AVALONBAY JOINT VENTURE

As part of an acquisition on April 30, 2001, the Company acquired a 50% interest in a joint venture agreement with AvalonBay Cable I, Inc. (the "Joint Venture"), an affiliate of AvalonBay Communities, Inc., for the purpose of managing, owning and otherwise operating systems and equipment to provide digital satellite television services to certain of AvalonBay's residential communities. The Company's 50% investment in the Joint Venture had been accounted for pursuant to the equity method and, accordingly, the Company's proportionate interest in the net earnings of the Joint Venture had been reflected separately in the Company's consolidated statement of operations through June 30, 2003.

During the fourth quarter of the year ended September 30, 2003, the percentage of the Company's ownership interest in the Joint Venture increased from 50% to 100%.  The acquisition of the controlling interest was accounted for retroactively as of October 1, 2002, the beginning of the year ended September 30, 2003, pursuant to the purchase method and, accordingly, the Joint Venture became a consolidated subsidiary of the Company effective October 1, 2002. The accompanying consolidated financial statements for the year ended September 30, 2003 have been retroactively restated for the effects of the allocation of the purchase price of approximately $320,000 to the fair value of the net assets as of October 1, 2002 which increased/(decreased) the consolidated balance sheet as of that date as follows:

Cash and cash equivalents	$15,672
Accounts receivable, net	285,637
Property and equipment, net	751,762
Investment in joint venture	(311,466)
Total	$741,605
Accounts payable	$282,184
Other accrued liabilities	20,243
Deferred revenue	127,596
Minority interest	311,582
Total	$741,605

On July 30, 2003, the Joint Venture sold 1,273 digital satellite television subscribers in five properties to CSC Holdings, Inc. ("CSC Holdings") for $1,200 per subscriber. The total sales price, including amounts applicable to the sale of certain related equipment, was $1,557,600.  Approximately $381,000 of the sales price was held in escrow for 80 days to confirm the number of subscribers and after September 30, 2003, $32,400 was returned to CSC Holdings from escrow due to subscriber fluctuations. After certain transactional deductions, including a negotiated recoupment by the Company of approximately $150,000 of the $320,000 purchase price for the Company's additional 50% interest in the Joint Venture described above, the net proceeds from the sale will flow 50% to the Company with the other 50% apportioned to each of the other owner entities of the five properties involved in the CSC Holdings sale.  At September 30, 2003, the Company has accrued approximately $550,000 representing 50% of the net proceeds due its former partners.  Accordingly, the accompanying consolidated statement of operations for the year ended September 30, 2003 includes a gain on sale of customers to CSC Holdings of approximately $703,000, which is net of the write-off of the remaining net book value of tangible and intangible assets the Company will no longer use.

10. PROPERTY AND EQUIPMENT

The components of property and equipment are set forth below:

	September 30,
	2004	2003
Telecommunications equipment, installed	$8,624,653	$4,875,749
Computer equipment	396,540	339,732
Furniture and fixtures	127,017	105,412
Vehicles	24,954	24,954
	9,173,164	5,345,847
Less: Accumulated depreciation	(2,771,331)	(1,609,167)
	$6,401,833	$3,736,680

Depreciation expense amounted to $1,138,077 and $845,656 for the years ended September 30, 2004 and 2003, respectively.

11. INTANGIBLE ASSETS

The components of intangible assets are set forth below:

	September 30,
	2004	2003
Building access agreements and subscriber lists	$4,633,838	$2,007,516
Less: Accumulated amortization	(1,407,621)	(925,534)
	$3,226,217	$1,081,982

Amortization expense amounted to $482,087 and $419,136 for the years ended September 30, 2004 and 2003, respectively. Amortization of intangibles in years subsequent to September 30, 2004 is as follows:

Year	Amortization Amount
2005	$860,676
2006	856,036
2007	597,714
2008	520,960
2009	390,831

12. OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	2004	2003

Accrued costs and expenses	$348,111	$89,490
Accrued liabilities to former joint venture partner	—	533,952
Other	200,796	76,729
Totals	$548,907	$700,171

13.        INCOME TAXES

The Company had pre-tax losses but did not record any credits for Federal or other income taxes for the years ended September 30, 2004 and 2003. The Company did not record Federal income tax benefits at the statutory rate of 34% and state income tax credits because (a) it has incurred losses in each period since its inception and cannot carry back any of its losses against previously recorded income tax expense and (b) although such losses, among other things, have generated future potential income tax benefits, there is significant uncertainty as to whether the Company will be able to generate income in the future to enable it to realize any of those benefits and, accordingly, it has had to take valuation reserves against those potential benefits as shown below.

As of September 30, 2004 and 2003, the Company had net deferred tax assets, which generate potential future income tax benefits that consisted of the effects of temporary differences attributable to the following:

	2004	2003
Deferred tax assets:
Benefits from net operating loss carryforwards:
United States	$6,120,000	$3,866,000
Canada	3,244,000	3,199,000
Depreciation of property and equipment
Amortization of intangible assets	394,000	274,000
Other	334,000	63,000
Totals	10,092,000	7,402,000
Deferred tax liabilities—depreciation of property and equipment	(712,000)	(450,000)
Net deferred tax assets	9,380,000	6,952,000
Less valuation allowance	(9,380,000)	(6,952,000)
Totals	$—	$—

At September 30, 2004 and 2003, the Company had net operating loss carry forwards of approximately $15,301,000 and $9,666,000, respectively, available to reduce future Federal taxable income and net operating loss carryforwards of approximately $7,129,000 and $7,030,000, respectively, available to reduce future Canadian taxable income. As of September 30, 2004, the Federal tax loss carry forwards will expire from 2005 through 2024 and the Canadian tax loss carryforwards will expire from 2006 through 2010. However, the Company terminated substantially all of its Canadian operations in the year ended September 30, 2002.

The deferred tax valuation allowance increased by $2,428,000 and $1,121,000 in the years ended September 30, 2004 and 2003, respectively.

14. SEGMENT AND RELATED INFORMATION

The Company operates in one industry segment. The Company's operations are comprised of providing delivery of home entertainment and information technology to multi-unit dwellings.

15. SUBSEQUENT EVENTS

On November 18, 2004, MDU and PDI executed an agreement to the termination of the Memorandum of Understanding for a Strategic Partnership ("Agreement") executed on February 12, 2004. As final compensation, PDI will (i) return to MDU for cancellation the original stock certificate representing 250,000 shares of common stock, (ii) return to the Company for cancellation the original warrant agreement representing 250,000 shares of common stock exercisable at $1.84 per share, and (iii) execute a standard release for any and all causes of actions under the Agreement. In return, the Company shall (i) re-issue to PDI a stock certificate for 50,000 registered shares of common stock, and (ii) agree that PDI shall remain the Company's preferred equipment provider for a period of one year.

On November 24, 2004, the Company completed a $16.25 million private equity placement, pursuant to which the Company sold 6,063,440 units. Each unit consisted of one share of common stock and three-tenths of one three-year warrant to purchase one share of common stock at an exercise price of $3.40 per share, to accredited investors at a per unit price of $2.68. After the payment of fees and expenses, the Company received net proceeds of approximately $15.0 million.

MDU COMMUNICATIONS INTERNATIONAL, INC.
Condensed Consolidated Balance Sheets
December 31, 2004 (Unaudited) and September 30, 2004

	December 31,	September 30,
	2004	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,464,398	$4,705,722
Accounts receivable- trade, net of allowance of $77,118 and $76,319	786,238	938,652
Prepaid expenses and deposits	93,665	98,834
TOTAL CURRENT ASSETS	19,344,301	5,743,208

Telecommunications equipment inventory	456,629	325,218
Property and equipment, net of accumulated depreciation of $3,160,780 and $2,771,311	7,796,077	6,401,833
Intangible assets, net of accumulated amortization of $1,627,380 and $1,407,621	3,031,240	3,226,217
TOTAL ASSETS	$30,628,247	$15,696,476

LIABILITIES and STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$965,547	$609,115
Other accrued liabilities	600,577	548,907
Current portion of deferred revenue	551,555	615,995
Current portion of capital lease obligations	58,280	58,280
TOTAL CURRENT LIABILITIES	2,175,959	1,832,297

Deferred revenue, net of current portion	22,783	43,700
Capital lease obligations, net of current portion	28,794	49,615
TOTAL LIABILITIES COMMITMENTS AND CONTINGENCIES	2,227,536	1,925,612
STOCKHOLDERS’ EQUITY
Preferred stock, par value $0.001; 5,000,000 shares authorized	—	—
Common stock, par value $0.001; 70,000,000 shares authorized, 48,851,400 and 42,672,671 shares issued and outstanding	48,852	42,673
Additional paid-in capital	56,178,389	40,848,361
Unearned compensation	(1,123,416)	(2,129,844)
Accumulated deficit	(26,703,114)	(24,990,326)
TOTAL STOCKHOLDERS’ EQUITY	28,400,711	13,770,864
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$30,628,247	$15,696,476

See accompanying notes to the condensed consolidated financial statements

MDU COMMUNICATIONS INTERNATIONAL, INC.
Condensed Consolidated Statements of Operations
Three Months Ended December 31, 2004 and 2003
(Unaudited)

	Three Months Ended December 31,
	2004	2003

REVENUE	$1,899,071	$870,052

OPERATING EXPENSES
Direct costs	751,248	215,119
Sales expenses	489,399	90,858
Customer service expenses	530,375	273,218
General and administrative expenses (including non-cash charges of $874,047 and $1,758,072)	1,328,396	2,077,845
Depreciation and amortization	609,228	309,337
TOTALS	3,708,646	2,966,377

OPERATING LOSS	(1,809,575)	(2,096,325)

Other income (expense)
Gain on sale of property and equipment	81,822	—
Interest income	16,975	2,683
Interest expense (including non-cash interest charges of $255,541 in 2003)	(2,010)	(255,985)
Other	—	(27,739)
Total other income (expense)	96,787	(281,041)
NET LOSS	$(1,712,788)	$(2,377,366)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.04)	$(0.08)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	45,300,436	31,626,321

See accompanying notes to the condensed consolidated financial statements

MDU COMMUNICATIONS INTERNATIONAL, INC.
Condensed Consolidated Statement of Stockholders’ Equity
Three Months Ended December 31, 2004
(Unaudited)

	Common stock		Additional
	Shares	Amount	paid-in capital	Unearned compensation	Accumulated deficit	Total
Balance, October 1, 2004	42,672,671	$42,673	$40,848,361	$(2,129,844)	$(24,990,326)	$13,770,864
Issuance of common stock for accrued compensation	3,962	4	7,762			7,766
Issuance of common stock and warrants in connection with private placement	6,063,440	6,063	15,039,381			15,045,444
Issuance of common stock for warrants exercised	224,667	225	374,483			374,708
Issuance of common stock for options exercised	86,660	87	36,611			36,698
Effect of variable accounting for options			774,091			774,091
Issuance of common stock in exchange for termination of agreement	50,000	50	152,450			152,500
Cancellation of common stock and warrants in exchange for termination of agreement	(250,000)	(250)	(1,054,750)	835,209		(219,791)
Amortization of unearned compensation				171,219		171,219
Net loss					(1,712,788)	(1,712,788)
Balance, December 31, 2004	48,851,400	$48,852	$56,178,389	$(1,123,416)	$(26,703,114)	$28,400,711

See accompanying notes to the condensed consolidated financial statements

MDU COMMUNICATIONS INTERNATIONAL, INC.
Condensed Consolidated Statements of Cash Flows
Three months ended December 31, 2004 and 2003
(Unaudited)

	For the three months ended December 31,
	2004	2003
OPERATING ACTIVITIES
Net loss	$(1,712,788)	$(2,377,366)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision (credit) for doubtful accounts	(3,972)	7,683
Depreciation and amortization	609,228	309,337
Amortization of unearned compensation	171,219	68,475
Effect of variable accounting for stock options	774,091	1,606,714
Issuance of common stock and warrants in exchange for termination of agreement	152,500	75,200
Cancellation of common stock and warrants in exchange for termination of agreement	(219,791)	—
Charge to interest expense for amortization of deferred finance costs and debt discount	—	12,603
Charge to interest expense from cashless exercise of warrants by lenders	—	242,938
Gain on sale of property and equipment	(81,822)	—
Other	—	(4,443)
Changes in operating assets and liabilities:
Accounts receivable	156,386	(204,483)
Prepaid expenses and deposits	5,169	376,264
Accounts payable	356,432	(85,228)
Other accrued liabilities	59,436	(533,164)
Deferred revenue	(85,357)	23,896
Net cash provided by (used in) operating activities	180,731	(481,574)
INVESTING ACTIVITIES
Purchase of property and equipment	(2,013,169)	(360,400)
Proceeds from sale of property and equipment	183,600	—
Acquisition of other assets	(28,515)	(20,465)
Net cash used in investing activities	(1,858,084)	(380,865)
FINANCING ACTIVITIES
Payments of notes payable	—	(33,712)
Proceeds from private placements of common stock and warrants	15,045,444	3,300,000
Proceeds from options exercised	36,698	233,750
Proceeds from warrants exercised	374,708	2,037,526
Payments of capital lease obligations	(20,821)	(60,433)
Net cash provided by financing activities	15,436,029	5,477,131
NET INCREASE IN CASH AND CASH EQUIVALENTS	13,758,676	4,614,692
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,705,722	507,775
CASH AND CASH EQUIVALENTS, END OF PERIOD	$18,464,398	$5,122,467

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Conversion of notes payable and accrued interest into 39,583 shares of common stock	$0	$13,063

Issuance of 3,962 and 29,380 shares of common stock for accrued compensation	$7,766	$18,215

Issuance of 40,135 shares of common stock as settlement of accounts payable	$0	$28,094

Issuance of 282,722 shares of common stock for cashless exercises	$0	$242,938

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid	$2,010	$444

See accompanying notes to the condensed consolidated financial statements

MDU COMMUNICATIONS INTERNATIONAL, INC.
Notes To The Condensed Consolidated Financial Statements
(Unaudited)
1.    GENERAL

Interim Financial Statements:

The accompanying unaudited condensed consolidated financial statements of MDU Communications International, Inc. and its subsidiaries (the “Company”) have been prepared in conformity with accounting principles generally accepted in the United States of America (“United States GAAP”) for interim financial information and, therefore, certain information and footnote disclosures normally included in financial statements prepared in accordance with United States GAAP have been condensed, or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the financial statements include all material adjustments necessary (which are of a normal and recurring nature) for the fair presentation of the financial statements for the interim periods presented. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto (the “Audited Financial Statements”) contained elsewhere herein.  The results of operations for any interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

Description of Business:

The Company provides delivery of digital satellite television programming and high-speed (broadband) Internet service to residents of multi-dwelling unit properties such as apartment buildings, condominiums, gated communities, hotels and universities.

Stock-Based Compensation:

As explained in Notes 2 and 4 to the Audited Financial Statements, the Company accounts for its stock-based employee compensation plans under the intrinsic value method per Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees,” whereby compensation cost is recorded for the excess, if any, of the quoted market price of the common shares over the exercise price at the date of grant for all employee stock options issued. As a result of amendments to SFAS 123, the Company will be required to expense the fair value of stock options beginning with its fiscal quarter ending September 30, 2005.

Since the Company has elected to continue to use the provisions of APB 25 in accounting for stock options granted to employees, it is required by Statement of Financial Accounting Standards (“SFAS”) 123, “Accounting for Stock-Based Compensation,” and SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” to present additional pro forma information showing the effects on its historical results of operations of the use of a method that estimates the fair value of the options at the grant date and then amortizes the fair value to expense over the options’ vesting period. Had the Company elected to recognize compensation expense based upon the fair value at the grant dates for awards to employees, net loss and loss per common share would have been increased to the pro forma amounts shown in the tables below:

	Three Months Ended December 31,
	2004	2003
Net loss, as reported	$(1,712,788)	$(2,377,366)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	806,691	133,352
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(144,557)	(37,225)
Pro forma net loss	$(1,050,654)	$(2,281,239)
Basic and diluted net loss per share:
As reported	$(0.04)	$(0.08)
Pro forma	$(0.02)	$(0.07)

The fair values of options granted were determined using a Black-Scholes option pricing model in accordance with SFAS 123 with the following assumptions used during the three months ended December 31, 2004 and 2003:

	2004	2003
Expected volatility	68%	127%
Risk-free interest rate	4.00%	4.65%
Expected years of option life	1 to 5	1 to 5
Expected dividends	0%	0%

Change in Recognition of Certain Revenue Due to New DIRECTV Agreement:

In late December 2004, the Company executed an addendum to the September 29, 2003 System Operator Agreement with DIRECTV, Inc. effective as of November 15, 2004. The new addendum provides for an “Analog Commission” to the Company for the addition of a new Bulk Choice Advantage (“BCA”) subscriber. However, the commission is not subject to an annual commitment from a subscriber and there is no proportional “charge back” by DIRECTV if a subscriber disconnects at any time. Due to the fact that no portion of the BCA “Analog Commission” is subject to the annual commitment or “charge back” provision, the “Analog Commission” is recognizable immediately upon the approval and acceptance of the subscriber by DIRECTV. The addendum also offers the “Individual Subscriber PPC” (prepaid programming commission). Contrary to the “Analog Commission”, the payment of the “Individual Subscriber PPC” by DIRECTV requires an annual commitment of the individual services and is subject to a “charge back” if a subscriber disconnects within the annual commitment. Accordingly, the revenue from the “Individual Subscriber PPC” is recognized over one year.

2.    LOSS PER COMMON SHARE

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding for the period. Diluted per share amounts are presented to reflect the dilutive effects of the inclusion in the weighted average number of common shares outstanding for a period of the additional number of common shares arising from the assumed issuance of common stock upon the exercise of stock options or warrants. For the three months ended December 31, 2004 and 2003, basic and diluted loss per common share are equivalent as the Company had net losses for these periods and the effect of the assumed exercise of options or warrants would be anti-dilutive. As of December 31, 2004, the Company had options and warrants that were exercisable (or potentially exercisable) into 8,626,531 shares of common stock (5,873,885 from warrants and 2,752,646 from options).

3.    SHARE CAPITAL

Preferred Shares:

As of December 31, 2004, the Company was authorized to issue up to 5,000,000 shares of preferred stock with a par value of $0.001 per share. The preferred stock may be issued in one or more series with dividend rates, conversion rights, voting rights and other terms and preferences to be determined by the Company’s Board of Directors, subject to certain limitations set forth in the Company’s Articles of Incorporation. However, there were no shares of preferred stock outstanding as of December 31, 2004.

Common Shares (unearned compensation):

On November 18, 2004, MDU and PDI Communications, Inc. (“PDI”) executed an agreement for the termination of the Memorandum of Understanding for a Strategic Partnership (the “Agreement”) executed on February 12, 2004 (see Note 4 in the Audited Financial Statements). As final compensation, PDI will (i) return to MDU for cancellation the original stock certificate representing 250,000 shares of common stock, (ii) return to the Company for cancellation the original warrant agreement representing 250,000 shares of common stock exercisable at $1.84 per share, and (iii) execute a standard release for any and all causes of actions under the Agreement. In return, the Company shall (i) re-issue to PDI a stock certificate for 50,000 registered shares of common stock, and (ii) agree that PDI shall remain the Company’s preferred equipment provider for a period of one year.

The Company had initially recorded the fair value of the 250,000 shares and the warrants to purchase 250,000 shares of $1,100,000 as unearned compensation of which $219,791 was amortized to expense during the period from February 12, 2004 to September 30, 2004. The 50,000 shares issued in connection with the termination of the agreement had a fair value of $152,500. Accordingly, the Company recorded a net credit to expense of $67,291 during the three months ended December 31, 2004 thereby reducing the total compensation charged to expense over the period from February 12, 2004 to November 18, 2004 to $152,500. The Company also reversed the remaining $835,209 of unearned compensation.

Stock Option Plan:

The following table summarizes all of the Company’s stock option activity during the three months ended December 31, 2004:

	Options Available For Issuance	Number of Options Outstanding	Options Exercised	Weighted Average Exercise Price Per Share
Outstanding at September 30, 2004 (B)	1,809,000	2,539,306	1,501,694	$0.77
Granted (weighted average fair value of $2.30 per share)	(300,000)	300,000	—	$2.83
Exercised (A)	—	(86,660)	86,660	$0.42
Outstanding at December 31, 2004 (B)	1,509,000	2,752,646	1,588,354	$1.00

(A)	The Company received cash payments of $36,698 upon the exercise of these options.

(B)
As discussed in Note 4 to the Audited Financial Statements, the Company re-priced certain options prior to October 1, 2004 and, as a result, such options were subject to variable plan accounting.  Accordingly, during the three months ended December 31, 2004, the Company recognized a charge to general and administrative expenses of $774,091 for the increase in market price per share of the Company’s common stock. During the three months ended December 31, 2003, the Company recognized charges of $1,606,714 for the increase in the market price per share.

Stock Purchase Plan:

On October 23, 2001, the Company established, and the Board of Directors’ approved, the 2001 Employee Stock Purchase Plan (the “Purchase Plan”). See Note 4 to the Audited Financial Statements. During the three months ended December 31, 2004, the Company issued 3,962 common shares to employees who purchased common shares from the Purchase Plan in exchange for accrued compensation of $7,766.

Warrants Issued:

The following table summarizes all of the Company’s warrant activity during the three months ended December 31, 2004:

Number of Warrants Outstanding

Outstanding at September 30, 2004	4,226,348
Granted (A)	2,122,204
Cancelled (C)	(250,000)
Exercised (B)	(224,667)
Outstanding at December 31, 2004	5,873,885

(A)
In connection with the November 24, 2004 private placement described below, the Company issued warrants to purchase 2,122,204 shares of common stock at an exercise price of $3.40 per share that expire on November 24, 2007.

(B)
During the three months ended December 31, 2004, certain investors exercised warrants to purchase 28,000 shares of common stock with an exercise price of $0.33 per share, 166,667 shares of common stock with an exercise price of $1.75 per share, and 30,000 shares of common stock with an exercise price of $2.46 per share and, as a result, the Company received cash proceeds of $374,708.

(C)	During the three months ended December 31, 2004, warrants to purchase 250,000 shares of common stock at an exercise price of $1.84 were cancelled as per the termination agreement with PDI.

Shares Issued Pursuant to Private Placements:

On November 24, 2004, the Company completed a $16.25 million private equity placement, pursuant to which the Company sold 6,063,440 units. Each unit consisted of one share of common stock and three-tenths of one three-year warrant to purchase one share of common stock at an exercise price of $3.40 per share, to accredited investors at a per unit price of $2.68. After the payment of fees and expenses, the Company received net proceeds of approximately $15.0 million.

4.    COMMITMENTS AND CONTINGENCIES

Litigation:

The Company had previously been named as a defendant in a lawsuit by Whistler Cable Television captioned Whistler Cable Television Ltd. vs. MDU Communications Inc., in British Columbia, Canada, claiming damages for conversion, the return of personal property, an injunction and costs. The case was settled on or about October 28, 2004 for $10,000 (CDN) and the action has been dismissed.

Contracts:

The Company has previously entered into a management agreement with a senior executive that provides for annual compensation, excluding bonuses, of $200,000. The Company can terminate this agreement at any time upon reasonable notice and the payment of an amount equal to 24 months of salary. In the event of a change in control of the Company, either party may, during a period of 12 months from the date of the change of control, terminate the agreement upon reasonable notice and the payment by the Company of an amount equal to 36 months of salary.

5.    CAPITAL LEASE OBLIGATIONS

The Company finances certain equipment acquisitions through capital lease agreements that expire through 2007. During the year ended September 30, 2004, the Company entered into lease agreements for new equipment having a cost basis of $92,418.  In addition, the Company assumed capital leases for equipment with a remaining cost basis of $47,693. The following is a schedule by years of future minimum payments required under capital leases as of December 31, 2004:

Year ending September 30,	Amount

2005	$45,106
2006	43,007
2007	11,927
Total minimum payments	100,040
Less amount representing interest	12,966

Present value of net minimum payments	87,074
Less current portion	58,280

Long-term portion	$28,794

6.    INCOME TAXES

As of December 31, 2004, the Company had net operating loss carryforwards of approximately $23,200,000 ($7,100,000 related to Canadian operations and  $16,100,000 related to United States operations) available to offset future taxable income. Due to uncertainties related to, among other things, the timing and amount of future taxable income and potential changes in control, the Company offset net deferred tax assets of $9,431,000 arising primarily from the benefits of net operating loss carryforwards by an equivalent valuation allowance as of December 31, 2004. The Company had also offset such benefits through valuation allowances in prior years (see Note 13 to the Audited Financial Statements). Accordingly, the Company did not recognize any credits for income taxes in the accompanying condensed consolidated statements of operations to offset its pre-tax losses.

7.    ACQUISITION OF BUSINESS, SUBSCRIBERS AND EQUIPMENT

On June 1, 2004, the Company acquired Direct Satellite, Inc. (“DSI”) for $2,400,000 in cash plus $115,000 of closing costs. DSI was primarily a private cable operator serving approximately 4,400 video and 400 high-speed Internet subscribers in 15 “Class A” multi-family properties signed to long term access agreements in the greater Chicago metropolitan area. The acquisition was accounted for under the purchase method and the assets, liabilities, revenues and expenses related to DSI were consolidated with the accounts of the Company effective June 1, 2004.

On September 20, 2004, the Company acquired PCM Acquisitions Corporation (“PCM”) for $1,380,000 in cash plus $112,500 of closing costs. PCM was primarily a private cable operator serving approximately 3,200 subscribers.

The following table presents unaudited pro forma results of operations for informational purposes for the quarter ended December 31, 2003, assuming the Company had acquired DSI and PCM at the beginning of the year ended September 30, 2004:

Three Months
Ended December 31, 2003

Total revenue	$1,247,778
Net loss	(2,359,802)
Net loss per common share	$(0.07)

8.    GAIN ON SALE OF PROPERTY AND EQUIPMENT

On November 8, 2004, the Company sold 102 subscribers in a non-core 158-unit system to Comcast of Maryland, Inc. for $183,600. The total gain on the sale was $161,120 of which, pursuant to the Joint Venture termination agreement, AvalonBay Communities, the former joint venture, received $79,298. The Company's gain on the sale of this system, after expenses, was $81,822.

9.    SUBSEQUENT EVENTS

From January 1, 2005 through March 4, 2005, employees exercised 631,833 and 833 options to purchase common stock with exercise prices of $0.33 and $2.20 per share, respectively. During the same period a consultant exercised 70,000 options with an exercise price of $0.60. The Company received proceeds of approximately $252,000 from the aforementioned transactions.

PROSPECTUS

10,271,341 Shares

MDU COMMUNICATIONS INTERNATIONAL, INC.

Common Stock

March 22, 2005